As filed with the Securities and Exchange Commission on July 5, 1996.
                                              Registration No. 33-_____________


    U. S.  S E C U R I T I E S  A N D  E X C H A N G E  C O M M I S S I O N
                            Washington, D.C.  20549
                           _________________________

                                   FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           _________________________

                  ALANCO ENVIRONMENTAL RESOURCES CORPORATION

            (Exact name of registrant as specified in its charter)



          Arizona                     6749                   86-0220694

      (State or other           (Primary Standard         (I.R.S. Employer
      jurisdiction of      Industrial Classification    Identification No.)
     incorporation or             Code Number)
       organization)



                                _______________
                             4110 North Scottsdale
                                      Road
                                   Suite 200
                              Scottsdale, Arizona
                                     85251
                                 (602) 874-0448

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                NORMAN E. MEYER

                     4110 North Scottsdale Road, Suite 200
                          Scottsdale, Arizona  85251
                            (602) 874-0448 (office)
                          (602) 946-2800 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)


                       Copies of all communications to:

              Dennis Brovarone, Esq.       Thomas J. Morgan, Esq.
              2530 South Linley Court      Chapman and Cutler
              Denver, Colorado  80219      2 North Central, Suite 1100
              (303) 742-0966 (office)      Phoenix, Arizona  85004
                                           (602) 256-4083 (office)
              (303) 742-0117 (facsimile)   (602) 256-4099 (facsimile)

                                _______________
       Approximate date of commencement of proposed sale to the public:

  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]
________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ] ________________

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [   ]

    Title of Each Class  Amount to   Proposed     Proposed      Amount of
    of Securities to be     be       Maximum      Maximum      Registration
        Registered      Registered   Offering    Aggregate         Fee
                                    Price Per     Offering
                                     Share(1)     Price(1)

     Common Stock, no     981,625     $2.453     $2,407,926      $830.73
         par value        shares
___________________________

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

                                  __________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                  ALANCO ENVIRONMENTAL RESOURCES CORPORATION
                             CROSS-REFERENCE SHEET

          Pursuant to Item 501(b) of Regulation S-K Showing Location in Prospectus of Information Required by Items of Form S-1


                 Form S-1                     Location in Prospectus
          Item Number and Heading
1. Forepart of the Registration           Facing Page; Cross-Reference
    Statement and Outside Front Cover     Sheet; Outside Front Cover
    Page of Prospectus ................   Page
2. Inside Front and Outside Back Cover    Inside Front Cover Page;
    Pages of Prospectus ...............   Available Information
3. Summary Information, Risk Factors      Prospectus Summary; Risk
    and Ratio of Earnings to Fixed        Factors
    Charges ...........................
4. Use of Proceeds ....................   Use of Proceeds
5. Determination of Offering Price ....   Outside Front Cover Page; Plan
                                          of Distribution
6. Dilution ...........................   Not Applicable
7. Selling Security Holders ...........   Selling Shareholders
8. Plan of Distribution ...............   Plan of Distribution
9. Description of Securities to be        Outside Front Cover Page;
      Registered ......................   Description of Capital Stock
0. Interests of Named Experts and         Legal Matters; Experts
      Counsel .........................
1. Information With Respect to the
      Registrant:
   (a) Description of Business ........   Prospectus Summary; Business
   (b) Description of Property ........   Business-Property
   (c) Legal Proceedings ..............   Business-Legal Proceedings
   (d) Market Price of and Dividends on   Front Cover Page; Dividend
       the Registrant's Common Equity     Policy; Price Range of Common
       and Related Stockholder Matters    Stock; Selected Consolidated
                                          Financial Data; Description of
                                          Capital Stock; Shares Eligible
                                          for Future Sale; Available
                                          Information
   (e) Financial Statements ...........   Consolidated Financial
                                          Statements
   (f) Selected Financial Data ........   Selected Consolidated
                                          Financial Data
   (g) Supplementary Financial            Not Applicable
       Information ....................
   (h) Management's Discussion and        Management's Discussion and
       Analysis of Financial Condition    Analysis of Financial
       and Results of Operations ......   Condition and Results of
                                          Operations
   (i) Changes in and Disagreements       Change in Company's Certifying
       with Accountants on Accounting     Accountant
       and Financial Disclosure .......
   (j) Directors and Executive Officers   Management
   (k) Executive Compensation .........   Management
   (l) Security Ownership of Certain      Selling Shareholder; Principal
       Beneficial Owners and Management   Stockholders
   (m) Certain Relationships and          Management; Certain
       Related Transactions ...........   Transactions
2. Disclosure of Commission Position on   Management; Plan of
    Indemnification for Securities Act    Distribution
    Liabilities .......................
PROSPECTUS

                                981,625 Shares
                                 Common Stock


                  ALANCO ENVIRONMENTAL RESOURCES CORPORATION

                                 ____________



     The Common Stock (the "Common Stock") is offered hereby by the Selling Shareholders (as defined herein). See, "SELLING SHAREHOLDERS." The Common Stock may be offered by the Selling Shareholders from time to time in transactions in the over-the-counter market, or otherwise at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Common Stock to or through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Common Stock for whom such underwriters, brokers, dealers or agents may act. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.



     The Common Stock is traded on the NASDAQ SmallCap Market under the symbol "ALAN." As of the close of trading on June 27, 1996, the "bid" and "ask" price of the Common Stock as quoted by the NASDAQ was $2.41 and $2.50, respectively.



     The Selling Shareholders and any underwriters, brokers, dealers or agents participating in the distribution of the Common Stock may be deemed to by "underwriters" within the meaning of the Securities Act 1933, as amended (the "Securities Act"), and any profit on the sale of the Common Stock by the Selling Shareholders and any commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.



     Underwriters, brokers, dealers or agents effecting transactions in the Common Stock should confirm the registration thereof under the securities laws of the state in which such transactions will occur, or the existence of any exemption from registration.

                           ________________________

See "RISK FACTORS" for certain information which should be carefully considered before purchasing shares of Common Stock offered hereby.

                           ________________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is June 27, 1996.





                             AVAILABLE INFORMATION


     Alanco Environmental Resources Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


     This Prospectus relates to Common Stock registered under Registration Statement No. 33-_____ of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement can be inspected at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.


                                _______________


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     All documents filed by the Company pursuant to Section 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus, and to be a part hereof from the date of filing such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Charles Goyette, Investor Relations Director, Alanco Environmental Resources Corporation, 4110 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85251, (602) 874-0448.


                                _______________



                               TABLE OF CONTENTS


 PROSPECTUS SUMMARY                      BUSINESS
 RISK FACTORS                            MANAGEMENT
 USE OF PROCEEDS                         CERTAIN TRANSACTIONS
 DIVIDEND POLICY                         PRINCIPAL SHAREHOLDERS
 PRICE RANGE OF COMMON STOCK             DESCRIPTION OF CAPITAL STOCK
 CAPITALIZATION                          PLAN OF DISTRIBUTION
 SELLING SHAREHOLDER                     CHANGE IN COMPANY'S CERTIFYING
                                         ACCOUNTANT
 SELECTED CONSOLIDATED FINANCIAL         INDEX TO CONSOLIDATED
 STATEMENTS                              FINANCIAL STATEMENTS
 MANAGEMENT'S DISCUSSION AND
 ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS

                                _______________

     No dealer, salesperson or other person has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or any underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Securities in any jurisdiction where, or to any person whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                              PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "RISK FACTORS" and the Company's consolidated financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, "Company" refers to Alanco Environmental Resources Corporation and its wholly owned subsidiaries.


                                  The Company

     The Company's operations, primarily through subsidiaries, are diversified and include: (i) air pollution control, product manufacturing, technology design and marketing; (ii) restaurant equipment/food marketing and distribution; (iii) insurance claims adjusting; and (iv) mineral property ownership.

     The air pollution control manufacturing segment of the Company's operations are conducted directly and through its wholly-owned subsidiary, Alanco Environmental Manufacturing, Inc. ("AEMI"). Through AEMI, the Company manufactures aeration and dust control equipment primarily used in the agriculture and grain industry, such as air filters, fans, conveyors and ducting.



     The Company's air pollution control technology operations are conducted directly and through subsidiaries for its overseas operations. The Company's principal air pollution control technology is the charged dry sorbent injection ("CDSI") system, a patented process that utilizes an electrostatically charged sorbent to remediate and remove noxious gases from a hot exhaust gas stream emitted from stationary sites, such as factories.

     In June 1995, the Company entered into a new business with the acquisition of Fry Guy, Inc. ("Fry Guy"). Fry Guy holds rights for the United States distribution of the a light weight, ventless, easy to install and operate food deep fry machine. Fry Guy developed the Integrated Finger Food Marketing ("IFFM") program and has an agreement with Wal-Mart Stores, Inc. to place deep fry machines in approximately 1,245 existing and all future Wal-Mart store snack bars, excluding locations containing a branded restaurant franchise. In addition to the Wal-Mart agreement, the Company is targeting small food outlets and other snack bar facilities with its IFFM program. Fry Guy also has agreements with McLane, Ore-Ida/Moore's Foods, Lamb Weston and Tyson Foods to provide specially processed, pre-packaged foods designed especially for use in the IFFM program ("Fry Guy Foods"). Under the IFFM program, the Company supplies deep fry machines to customers who agree to purchase and utilize foods of suppliers with which the Company has distribution agreements. The Company receives payment for each case of approved food utilized by the customer.

     In May 1995, the Company acquired Unique Systems, Inc. d/b/a National Affiliated Adjustment Company ("NAAC") which operates as an independent claims loss adjustment processor in locations nationwide. NAAC processes property, casualty, health insurance and workmen's compensation claims and automobile appraisal for various insurance companies.

     The Company also holds certain mining properties, but does not currently engage in any mining or exploration activities related to such properties.

     The Company is an Arizona corporation organized in 1969. Its executive offices are located at 4110 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85251, and its telephone number is (602) 874-0448.

                                 THE OFFERING




Common Stock offered by the Selling        981,625 shares
  Shareholders

Common Stock Outstanding                   33,146,690(1)

Nasdaq SmallCap Market Symbol              ALAN
____________________

(1) Excludes Common Stock reserved for issuance under certain stock option plans and outstanding warrants.

                                        All proceeds of the offering will be
Use of Proceeds                         paid to the Selling Shareholders

Risk Factors                            This offering involves a high degree
                                        of risk.  See, "RISK FACTORS".





                  Summary Consolidated Financial Information
                     (In thousands, except per share data)

     The following selected financial data is derived from the consolidated financial statements of the Company, included elsewhere herein, and should be read in conjunction with such financial statements and related notes thereto. Results of operations for the nine month periods may not necessarily be indicative of results to be expected for the full fiscal year or any other period.




                              For the Years Ended June 30, 1995, 1994, 1993; Interim
                                           Period Ended June 30, 1992;                  For the Nine Months
                                    and the Years Ended May 31, 1992 and 1991             Ended March 31,
                                                                                            (unaudited)
                              May 31   May 31   June 30  June 30   June 30  June 30
                               1991     1992      1992     1993     1994      1995          1995      1996
Consolidated
Statements of
Operations Data:
 Revenues ...........            $59       $25       $-      $11    $1,582    $3,438         $2,377   $3,855
 Income (losses) from        (1,317)   (2,885)    (111)  (4,186)   (3,381)   (2,489)        (1,651)  (2,163)
   operations .......
 Net income (losses)         (1,177)   (2,862)    (112)  (4,102)   (3,840)   (4,753)        (2,778)  (2,244)
 Net income (losses) per     ($0.27)   ($0.55)  ($0.02)  ($0.32)   ($0.21)   ($0.20)        ($0.13)  ($0.07)
   share ............


                                    As of June 30,     As of March 31,
                                         1995               1996

                                                         (unaudited)
Consolidated balance sheet data:
 Working capital .............         $2,452               $3,998
 Total assets ................         21,216               22,320
 Long-term liabilities .......            464                  390
 Shareholder's equity ........         18,601               19,965




                                 RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

Absence of Profitable Operations

     The Company incurred net loses of $4,102,173, $3,839,965 and $4,753,380 for the years ended June 30, 1993, 1994 and 1995, respectively, and of $2,243,830 for the nine months ended March 31, 1996. The report of the Company's independent public accountant related to the Company's financial statements for the years ended June 30, 1994 and 1995 contained a qualification based upon the Company's ability to continue as a going concern. See the Company's Consolidated Financial Statements and notes thereto appearing elsewhere herein. Prior losses are a result of several factors including the expensing of research and development costs related to the Company's air pollution control technology, incurring of costs associated with the Fry Guy business plan expansion and expansion of the Company's insurance claims adjustment segment. Additionally, losses were incurred in the Company's mining segment. While research and development costs associated with the Company's air pollution control technology are still incurred, the Company believes that such technology is poised to commence generating revenues. With respect to the Fry Guy expansion, the Company believes the IFFM program will also commence to generate revenues. The Company's insurance claims adjustment segment has been profitable and the Company believes that the expansion will increase this segment's profitability. The Company has discontinued all mining operations and now holds its properties in an inactive status pending location of a purchaser or joint venture partner to operate the mining activities. While the Company believes it will be able to achieve its desired level of profitability, there can be no assurance that profitable operations will be attained or that additional capital can be obtained if needed. If the Company is unable to attain profitable operations or raise additional capital as needed, it may be forced to cease or significantly limit its operations.

Integration of New Business Lines

     The Company acquired Alanco Environmental Manufacturing, Inc. ("AEMI"), its agriculture air pollution control systems manufacturing subsidiary, in 1994 and acquired both Fry Guy, Inc. ("Fry Guy"), its restaurant equipment marketing subsidiary, and Unique Systems, Inc. d/b/a National Affiliated Adjustment Company ("NAAC"), its independent claims loss adjustment subsidiary, in 1995. Additionally, the Company's charged dry sorbent injection ("CDSI") system technology was released for commercial application in 1995. While such acquisitions and product development have greatly expanded and diversified the Company's operations, their assimilation has placed additional demands on Company management. There can be no assurance that the Company will be successful in expanding or maintaining its diversified operations or implementing its business strategies in any of its segments. Even if the Company successfully implements its business strategies, there can be no assurance that it will achieve profitability in any or all of its operations. See, "BUSINESS."

Product and Service Acceptance



     The Company believes that its CDSI technology has certain competitive advantages in that it is the only such technology utilizing an electrostatically charged sorbent in its process. The Fry Guy IFFM program is, the Company believes, unique in that it provides a hot food service to snack bars and other small food outlets. However, the Company may face direct competition from domestic and foreign manufacturers, distributors and service providers in all of its business operation segments, particularly its air pollution control technology and manufacturing and insurance claims adjustment segments. Such competition may develop alternative or similar products and services which may meet with greater consumer approval than the Company's or otherwise render the Company's products or services obsolete. The development of new products or provision of alternative services by competitors may reduce the potential market for the Company's products and services and could adversely affect the Company's operating results. See, "BUSINESS-Competition."

Technology Developments and Market Acceptance

     Technology developments occur rapidly in the environmental and pollution control industry and, while the affects of such developments are uncertain, may have a material adverse affect on the demand for the Company's pollution control technology and products. Additionally, the CDSI technology, while tested successfully, has not been marketed in the United States. Accordingly, the market acceptance of this technology is unknown. The Company's success in its air pollution control segment will depend on its ability to penetrate and retain markets for such technology and the Company's related products. There can be no assurance that the Company will be able to remain competitive or that its technology, services or products will not become subject to obsolescence.

Dependence on Key Customers

     The focus of the Company's restaurant equipment/food distribution segment has been almost entirely devoted to its relationship with Wal-Mart Stores, Inc. Successful operations of Fry Guy are dependent upon the Company's ability to meet its obligations under its agreement with Wal-Mart. Although the Company has a two year commitment with Wal-Mart, a decision by Wal-Mart to cease or reduce its commitment with the Company's IFFM program would have a material adverse affect on its business. See, "BUSINESS-Restaurant Equipment and Food."

Competition

     The markets in each of the Company's business operation segments are highly competitive. In each of the market segments the Company serves, the Company faces intense competition from established competitors, the majority of which have substantially greater financial, engineering, manufacturing and marketing resources and greater name recognition than the Company, as well as long-standing customer relationships. Additionally, new competitors may seek to enter some or all of the business segments in which the Company operates. See, "BUSINESS-Competition."

Fluctuations in Quarterly Operating Results

     The Company's operating results for a particular quarter have historically and may in the future vary significantly due to a number of factors. Consequently, the Company may experience significant fluctuations in its quarterly revenue, gross profit, operating income and net income. Factors that may influence the Company's operating results in a given quarter include: (i) customer demand, market acceptance of products and services of both the Company and its customers, changes in product mix, and the timing, cancellation or



delay of customer orders; (ii) competition, such as competitive pressures on prices of the Company's products and services, the introduction or announcement of new products by competitors, and intellectual property rights of third parties; (iii) manufacturing and operations, such as fluctuations in availability and cost of raw materials, production capacity, inventory obsolescence and inventory management; (iv) fluctuations in foreign currency exchange rates; (v) new product development, such as increased research, development and marketing expenses associated with new product introductions and the Company's ability to introduce new products and technologies on a timely basis; (vi) sales and marketing, such as concentrations of customers, discounts that may be granted to certain customers, and product returns and exchanges; and (vii) the current and potential future dependence on the Company's existing product lines and services; as well as other factors, such as levels of expenses relative to revenue levels, personnel changes and generally prevailing economic conditions. These same factors also could materially and adversely affect annual results of operations. See, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Quarterly Results of Operations."

Need for Additional Capital

     Additional capital, in all likelihood, will be required for the Company to fully expand its operations into all of its target markets. The amount of additional capital that may be required is dependent upon, among other things, the expansion of existing financial resources, the availability of other financing on favorable terms and future operating results. There can be no assurance that additional capital can be raised as needed or that the Company can ultimately fulfill its business objectives. See, "USE OF PROCEEDS" and "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

Manufacturing

     The Company manufactures and refurbishes its air pollution control products at its plant in Falls City, Nebraska. This segment of the Company's business is labor and capital intensive and subject to many of the risks inherent in the manufacturing business. Interruption of its manufacturing activities may occur due to lack of supply of raw materials or containers, increasing prices of materials and equipment, work stoppages, strikes or other labor difficulties or changes in government regulations. Any interruption of manufacturing or refurbishing activities may have a material adverse affect on the Company.

International Business

     The Company's operations with respect to its CDSI technology will, to a great extent, be devoted to China and Eastern European countries. Sales to customers outside the United States are subject to risks, including exposure to currency fluctuations, the imposition of government controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with foreign sales, the greater difficulty of administering business overseas and general economic conditions. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States.

Dependence on Key Personnel



     The Company's success depends to a significant extent upon certain senior management and technical personnel. The loss of the services of one or more of these key persons could have a material adverse effect on the Company. The Company's future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial, and marketing personnel. Competition for such personnel is intense and the companies with which the Company competes are often larger and more established than the Company. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel. See, "BUSINESS-Employees" and "MANAGEMENT."

Intellectual Property Rights

     Although the Company currently holds numerous United States and foreign patents and patent applications, there can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held or acquired by the Company will be sufficiently broad to protect the Company's technologies. In addition, no assurance can be given that any existing or future patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. In that event, the Company's results of operations could be adversely affected. Moreover, the Company may choose to incur significant costs to attempt to defend its patent rights.

     In addition, although the Company believes that its products do not infringe any valid existing proprietary rights of others, there can be no assurances that third parties will not assert infringement claims in the future. There also may be pending patent applications or issued patents of which the Company is not aware, and which would require the Company to license or challenge such patents, at significant expense to the Company. There can be no assurance that any such license would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. See, "BUSINESS-Patents."

Regulations

     The Company's air pollution technology is subject to regulations by the Environmental Protection Agency and various state environmental agencies. All of the Company's business operations are subject to various laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. An increase in the minimum wage rate, employment benefit costs or other costs associated with employees could adversely affect the Company. Additionally, the Company is subject to various state and local regulations related to work-place safety, waste disposal and its sales activities. Failure to comply with regulations could subject the Company to fines and penalties. Any changes or increase of regulation to which the activities of the Company may be subject could adversely affect the Company's operations.

Possible Issuance of Preferred Stock

     The Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock, Class A and up to 20,000,000 shares of Preferred Stock, Class B and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any



Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. See, "DESCRIPTION OF CAPITAL STOCK."

Shares Eligible for Future Sale

     Sales of substantial amounts of shares in the public market following this offering could adversely affect the market price of the Common Stock. As of May 15, 1996, the Company had 33,146,690 shares of Common Stock outstanding.
Of these, 27,438,985 shares are generally freely tradable without restriction. The remainder of the shares are subject to restrictions on trading pursuant to Rule 144 of the Securities Act but are not subject to any lock-up or other contractual restrictions. See, "CERTAIN TRANSACTIONS" and "SHARES ELIGIBLE FOR FUTURE SALE."

Arizona Anti-Takeover Statute

     The Arizona Corporate Takeover Act ("Takeover Act") was adopted in 1987. The policy of the Takeover Act is to prevent unfriendly corporate takeover attempts by third parties. The Takeover Act prohibits certain types of transactions, including "green mail," limits voting rights of certain individuals acquiring shares in the market and regulates certain business combinations respecting corporate transactions proposed by insiders and as part of a takeover plan. The Company is subject to the foregoing provisions. These provisions enhance the possibility that a potential bidder for control of the Company will be required to act through arm's-length negotiation with respect to a major transaction, such as a merger, consolidation or purchase of substantially all of the assets of the Company. Such provisions may also have the effect of discouraging tender offers or other stock acquisitions, giving management of the Company power to reject certain transactions which might be desired by the owners of the majority of the Company's voting securities.
These provisions could also be deemed to benefit incumbent management to the extent that they deter such offers by persons who would wish to make changes in management or exercise control over management. The Board of Directors of the Company does not presently know any third party that plans to make an offer to acquire the Company through a tender offer, merger or purchase of all or substantially all of the assets of the Company. See, "DESCRIPTION OF CAPITAL STOCK-Arizona Anti-Takeover Statute."

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. Payment of dividends in the future, if any, will depend on the earnings and capital requirements of the Company, the Company's and its subsidiaries' debt facilities and other factors the Board of Directors



considers appropriate. The Company currently intends to retain its earnings, if any, to support the growth and development of its business.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol "ALAN." The following table sets forth high and low bid prices for each fiscal quarter for the last three fiscal years. Such quotations represent inter-dealer prices without retail mark-ups, mark-downs, or commissions and, accordingly, may not represent actual transactions.



                  FISCAL 1996       FISCAL 1995        FISCAL 1994
QUARTER ENDED    HIGH    LOW     HIGH      LOW      HIGH       LOW
September 30     2.56    1.75     2.53     1.06     6.00       3.63
December 31      2.53    1.81     2.22     1.25     5.81       3.75
March 31         4.88    1.90     1.88     1.16     5.56       3.00
June 30           N/A     N/A     2.75     1.50     4.44       2.00


     As of June 27, 1996 Alanco had approximately 2,000 holders of record of its Common Stock. This does not include beneficial owners holding shares in street name.

                                CAPITALIZATION

     The following table sets forth in capitalization of the Company at March 31, 1996.

                                                   March 31, 1996

                                                   (in thousands)
   Long-term obligations                         $            390

   Shareholders' equity:
     Redeemable preferred stock, Class A
     (500,000 shares authorized, 26 shares,
     $20,000 par value outstanding)                           322

     Common stock, no par value (100,000,000
     shares authorized, 32,946,802                         51,493
     outstanding)

     Accumulated deficit                                 (31,528)

   Total capitalization                         $          22,321



                              SELLING SHAREHOLDERS


     The shareholders ("Selling Shareholders") whose Common Stock is subject to this offering are set forth below:





          Name                           Shares

     D. Harrison Gentry                 200,000

     Gary J. Dalton                      40,000

     Maria Pastrana                     140,625

     Keith Denner                       250,000

     Norman E. Meyer                    105,500

     John E. Haggar                      50,000

     Dean A. Douglas                     50,000

     Larry G. Nelson                     25,500

     Paul Hederi                         40,000

     Grover Brockbank                    40,000

     James Jones                         40,000
                                        -----------
                                        981,625


     D. Harrison Gentry served as the President and Chief Operating Officer of the Company from January 1994 to October 1994 and as the President and Chief Executive Officer of the Company from October 1994 to December 1994. As a provision of his severance agreement with the Company, Mr. Gentry was granted options to purchase 200,000 shares of Common Stock at an amount equal to fifty percent of the market price of the Common Stock at the close of the business day preceding the exercise of the option. Mr. Gentry exercised his option to acquire 100,000 shares on March 29, 1996 and for the remaining 100,000 shares on April 3, 1996 for a total cash payment of $293,750.

     Gary J. Dalton served as the President of AEMI from December 1993 to April 1995. The 40,000 shares of Common Stock held by Mr. Dalton which are subject to this offering were acquired as a bonus to Mr. Dalton during his tenure as President of the AEMI.

     Maria Pastrana acquired 140,625 shares of common stock via a private placement offered by the Company. The shares were acquired at a total price of $168,750 during August and September of 1995. Maria Pastrana has no affiliation with the Company.

     Keith Denner acquired 250,000 shares by private placement offering made by the Company between July and December of 1995. Total price paid for the shares was $300,000. Mr. Denner has no affiliation with the Company.

     Norman E. Meyer has served as President and Chief Executive Officer of the Company since April 1995 and as its Chairman of the Board since December of 1995. Mr. Meyer has been a Director of the Company since December of 1994.
The 105,500 shares subject to this offering are the only shares held by Mr. Meyer.




     Mr. John E. Haggar has served as the Company's Treasurer since June of 1995 and as its Chief Financial Officer since February of 1996. The 50,000 shares subject to this offering are the only shares of the Company owned by Mr. Haggar.

     Dean A. Douglas has served as a Vice President of the Company since May of 1995 and as its Executive Vice President and Chief Operating Officer since February of 1996. In addition to the 50,000 shares subject to this offering, Mr. Douglas owns an additional 550 shares of the Company's common stock.

     Larry G. Nelson served as a Director of the Company from May of 1995 until December of 1995 and as the President and Chief Executive Officer of the Company's wholly owned subsidiary, Alanco Financial Services, from July of 1995 until present. The 25,500 shares subject to this offering are the only shares owned by Mr. Nelson.

     Paul Hederi was an employee of the Company from September of 1993 until May of 1995. The shares were received by Mr. Hederi in March of 1995 as an employee bonus.

     Mr. Grover Brockbank was an employee of the Company from August of 1993 until June of 1995. The shares were received by Mr. Brockbank in March of 1995 as an employee bonus.

     James Jones was an employee of the Company from February of 1991 until December of 1994 and also from May of 1995 until June of 1996. Mr. Jones currently serves as a Consultant to the Company effective June 15, 1996. The shares were received by Mr. Jones in April of 1995 as an employee bonus.




                     SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statement of earnings for the years ended June 30, 1993, 1994 and 1995 and the consolidated balance sheet as of June 30, 1993, 1994 and 1995 have been audited by Billie J. Allred, CPA, independent public accountant, and are included elsewhere in this Prospectus. The consolidated statement of earnings for the month ended June 30, 1992 and consolidated balance sheet as of June 30, 1992 were also audited by Billie J. Allred, CPA, and the consolidated statements of earnings for the years ended May 31, 1991 and 1992 and the consolidated balance sheet as of May 31, 1991 and 1992 have been audited by Dennis, Schmich & Co., Ltd., CPA, but are not included herein. The consolidated financial statements as of and for the nine months ended March 31, 1995 and 1996 are unaudited. In the opinion of management, the unaudited information for the nine months periods has been prepared on a basis consistent with the audited information and includes all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the information set
forth therein.   The selected consolidated financial data presented below
should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and with the Company's Consolidated Financial Statements, appearing elsewhere in this Prospectus. Results of operations for the nine month periods may not necessarily be indicative of results to be expected for the full fiscal year or any other period.


     Consolidated Statement of Operations Data (in thousands except per share data) :

                                          For the Years Ended June 30, 1995, 1994 and 1993;           For the Nine
                                                 Interim Period Ended June 30, 1992;                     Months
                                              And the Years Ended May 31, 1992 and 1991              Ended March 31,
                                    May 31     May 31     June 30    June 30   June 30    June 30
                                     1991       1992       1992       1993       1994      1995         1995     1996
REVENUES:
   Related parties                       $38          $-        $-         $8         $-        $-          $-        $-
   Environmental services                  -           -         -          -       105        107         107         -
   Restaurant service                      -           -         -          -         -         26           -       401
   Insurance adjusting                     -           -         -          -         -        180           -       981
   Mining and mining services             18          25         -          3         1         10           -         -
   Manufacturing                           -           -         -          -     1,375      3,070       2,226     2,454
   All other                               3           -         -          -       101         45          43        19
Total revenues                            59          25         -         11     1,582      3,438       2,377     3,855
OPERATING EXPENSES:
   Direct Service
     Environmental industry               47         163        47        238     1,647        212         195       301
     Restaurant equipment and
     supply industry                       -           -         -          -         -         22           -       281
     Insurance adjusting industry          -           -         -          -         -         74           -       431
     Mining industry                     194       1,943         9      2,832       481        205         111        49
     Manufacturing industry                -           -         -          -     1,719      2,644       1,947     1,689
   General and administrative          1,046         722        55        801       889      2,769       1,775     3,268
   Loss on settlement of lawsuit          58           -         -          -         9          -           -         -
   Write-off partnership interests         -           -         -        319         -          -           -         -
   Write-off other investment             32          33         -          8         -          -           -         -
   Write-off receivable as
   uncollectible                           -          49         -          -       218          -           -         -
Total operating expenses               1,377       2,910       111      4,197     4,962      5,928       4,028     6,019
LOSS FROM OPERATIONS                 (1,317)     (2,885)     (111)    (4,186)   (3,381)    (2,489)     (1,651)   (2,163)
OTHER INCOME AND (EXPENSE):
   Interest income                         -           -         -          -        17         62          58        36
   Interest expense                     (15)        (22)       (1)       (26)      (20)       (17)         (4)      (77)
   Gain on sale of asset                   -          20         -          -         3        118           -         -
   Loss on sale of assets                  -           -         -          -       (2)       (68)           -         -
   Minority in interest                  129           -         -          -         -          -           -         -
   Other income (expense)                 23           -         -        (9)       (6)       (38)          58      (11)
   Loss on sale of security                -           -         -          -         -          -           -      (28)
Total other income (expense)             137         (2)       (1)       (34)       (9)         58         112      (80)
LOSS BEFORE EXTRAORDINARY ITEM
                                     (1,180)     (2,887)     (112)    (4,220)   (3,389)    (2,432)     (1,539)   (2,244)
EXTRAORDINARY ITEM
   Forgiveness of debt                     3          25         -        118         5         88           -         -
   Write-down of investment
   securities                              -           -         -          -         -      (432)           -         -
   Sale of building and furniture          -           -         -          -         -      (666)       (526)         -
   Loss on disposal of product             -           -         -          -     (456)          -           -         -
   line
   Write-down on mineral property          -           -         -          -         -      (598)           -         -
   Write-down on manufacturing
   facility and related equipment          -           -         -          -         -      (713)       (713)         -
Total extraordinary item                   3          25         -        118     (451)    (2,321)     (1,239)         -
NET LOSS                            ($1,177)    ($2,862)    ($112)   ($4,102)  ($3,840)   ($4,753)     (2,778)   (2,244)

NET INCOME (LOSS) PER SHARE OF
COMMON STOCK
   Before extraordinary items       ($0.27)     ($0.55)   ($0.02)    ($0.33)   ($0.19)   ($0.10)      ($0.07)    ($0.07)
   For Extraordinary items                -           -         -       0.01    (0.02)    (0.10)      ($0.06)          -
NET LOSS PER SHARE OF COMMON        ($0.27)     ($0.55)   ($0.02)    ($0.32)   ($0.21)   ($0.20)      ($0.13)    ($0.07)
STOCK



Balance Sheet Data (in thousands):

                                     May 31    May 31   June 30 June 30   June  June 30       As of
                                      1991      1992     1992     1993     30     1995      March 31
                                                                          1994                1996

Consolidated Balance   Sheet
Data:
Working capital ..                  ($1,469)  ($1,885) ($1,923)  ($513)  $3,431  $2,452      $3,998
Total assets .....                    10,086     8,107    8,682   8,432  18,282  21,216      22,321
Long-term obligations, less
current maturities                         2         -        -       -       -     464         390
Shareholders' equity                   7,847     5,472    6,006   7,799  16,328  18,601      19,965


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Results of Operations

     The following table sets forth certain statement of earnings data for the periods indicated as a percentage of total revenue:

                                                                                             Nine Months
                                               Fiscal Year Ended June 30,                 Ended March 31,
                                            1993          1994           1995             1995         1996
REVENUES:
   Related parties                               63             -              -               -            -
   Environmental services                         -             7              3               5            -
   Restaurant service                             -             -              1               -           10
   Insurance adjusting                            -             -              5               -           25
   Mining and mining services                    27             -              -               -            -
   Manufacturing                                  -            86             90              94           64
   All other                                      -              7             1               1            1
Total Revenues                                  100            100           100             100          100
OPERATING EXPENSES:
   Direct Service
     Environmental industry                                   104              6               8            8
     Restaurant equipment and supply                            -              1               -            7
     industry
     Insurance adjusting industry                               -              2               -           11
     Mining industry                                           30              6               5            1
     Manufacturing industry                                   108             77              82           43
   General and administrative                                  56             81              75           85
   Loss on settlement of lawsuit                                1              -               -            -
   Write-off partnership interests                              -              -               -            -
   Write-off other investment                                   -              -               -            -
   Write-off receivable as                                     14              -               -            -
   uncollectible
Total operating expenses                                      313            172             169          156
LOSS FROM OPERATIONS                            N/A          (214)          (72)            (69)         (56)
OTHER INCOME AND (EXPENSE):
   Interest income                                              1              2               2            1
   Interest expense                                           (1)              -               -          (2)
   Gain on sale of asset                                        -              3               -            -
   Loss on sale of assets                                       -            (2)               -            -
   Other income (expense)                                       -            (1)               2          (1)
Total other income (expense)                                    -              2               4          (2)
LOSS BEFORE EXTRAORDINARY ITEM                  N/A         (214)           (71)            (65)         (58)
EXTRAORDINARY ITEM
   Forgiveness of debt                                          -              3               -            -
   Write-down of investment securities                          -           (13)               -            -
   Sale of building and furniture                               -           (19)            (22)            -
   Loss on disposal of product line                          (28)              -               -            -
   Write-down on mineral property                               -           (17)               -            -
   Write-down on manufacturing
   facility                                                     -           (21)            (30)            -
     and related equipment
Total extraordinary item                                     (28)           (68)            (52)            -
NET LOSS                                       N/A          (242)          (138)           (117)         (58)


     Nine Months Ended March 31, 1996 Compared with March 31, 1995. Revenues for the nine months ended March 31, 1996 increased to $ 3,855,256 or 62% over comparable revenues of $ 2,376,819 for the period ended March 31, 1995. The insurance adjusting and restaurant equipment business segments accounted for 66% and 27% of the increase respectively. These businesses were acquired May 1, 1995 and were therefore not part of prior period consolidated revenues or expenses. Sales in the manufacturing segment, representing 64% of total revenues, increased 10% or $227,098 over the prior period. A change in the focus toward the production of industrial equipment enhanced sales growth.

     Cost of sales and direct service costs increased by $ 489,382. Direct costs associated with the insurance and equipment business segments acquired May 1, 1995 were $ 711,563. This amount was offset by efficiencies gained in the manufacturing segment where direct costs were reduced by $ 267,176 in spite of increased sales. General and administrative expense increased by $ 1,107,747 over the prior period. The insurance adjusting and restaurant equipment businesses accounted for 51% and 38% of the increase, respectively.

     Loss from operations increased by $ 512,118 from the comparable period. On a consolidated basis, additional depreciation and amortization represented 77% of the increase in the operating loss.

     Fiscal 1995 Compared with Fiscal 1994. Consolidated revenues for the year ended June 30, 1995, were $3,438,183. An increase of $1,856,668 or 117.4%.
The manufacturing operations accounted for 91% of this increase. The balance of the increase was principally due to the new business segments added, restaurant equipment and supply and insurance adjusting. Since the new business segments were consolidated for a two month period only, significant increases in revenue are anticipated for the upcoming year (See Note 25 to the Notes to Consolidated Financial Statements).

     For the fiscal year ended June 30, 1995, the Company's net loss increased by $913,415 (23.79%) over the prior fiscal year. Net losses include the operations of newly added subsidiaries for a two month period only. The consolidated results also contain extraordinary losses of $2,321,449 for fiscal 1995 compared to extraordinary losses of $453,080 for the prior year. The extraordinary losses more than account for the increase in net losses for the year. Losses before extraordinary items decreased by $954,954. This decrease is attributable to an increase in manufacturing revenues and a decrease in mining expenditures.

     The following table sets forth a breakdown by segments of the Company's business, in the form of a comparison of net operating income (losses). G & A & Other also includes extraordinary items.

                       INCOME (LOSS) BY BUSINESS SEGMENT
                                      FOR THE YEAR ENDED
      CATEGORY      JUNE 30, 1995   JUNE 30, 1994     INCREASE     % CHANGE
                                                     (DECREASE)
   Environmental      (105,366)     (1,542,165)        1,436,799     93.17
   Restaurant             3,972             N/A            3,972        --
   Insurance            105,926             N/A          105,926        --
   Mining             (195,446)       (479,646)          284,200     59.25
   Manufacturing        425,278       (344,414)          769,692    123.48
   G & A & Other    (4,987,743)     (1,473,739)      (3,514,004)    138.44
   Net Income       (4,753,379)     (3,839,964)        (913,415)     23.79
   (Loss)



     The following table sets forth a breakdown by segments of the Company's business, in the form of a comparison of operating expenses:

                    OPERATING EXPENSES BY BUSINESS SEGMENT
                                       FOR THE YEAR ENDED
                                                     INCREASE
        CATEGORY      JUNE 30, 1995  JUNE 30, 1994  (DECREASE)    % CHANGE
    Environmental        212,366      1,647,165    (1,434,799)    (87.11)
    Restaurant            22,065            N/A         22,065         --
    Insurance             74,252            N/A         74,252         --
    Mining               205,446        480,646      (275,200)    (57.26)
    Manufacturing      2,644,495      1,719,046        925,449      53.84
    G & A              2,769,039        888,642      1,880,397     211.60
    Other                     --        226,560      (226,560)   (100.00)
    Totals             5,927,663      4,962,059        965,604      19.46


     The decrease in the amount of operating expenses of the environmental services is directly related to a reduction in the required research and development costs and the amount of corporate overhead allocated to this business segment as a result of entering into two (2) new segments this year. Operating expenses for the restaurant equipment and supply and insurance operations were included from May 1, 1995. Direct service in the mining industry decreased by $275,200, most of which is attributable to a reduction in delay rental fees due the Bureau of Land Management and a watchman's contract for services at one of the Company's mine sites. Direct service expenses for the manufacturing division increased by $925,449 or 54%. This is a result of a full years operating history versus the six months consolidated the previous year. The increase in general and administrative expenses can be attributed to the inclusion of two new business segments, increased volumes in the manufacturing and the distribution of resources from the environmental segment direct service.

     For the year ended June 30, 1995, the Company had significant items that were listed as extraordinary. These items are of a singular nature and would not be considered a part of ongoing operations. Extraordinary items consisted of a write down of marketable securities of $431,000, a reevaluation of the Boone, Iowa manufacturing plant of $713,000, a write off of mining claims of $598,000, and a loss from sale of the corporate office building of $666,000.

     Fiscal 1994 Compared with Fiscal 1993. In fiscal 1994, the Company's net loss decreased by $262,209 (6.39%) over the same period last year. This decrease is attributable to a substantial decrease in costs in the mining industry which outweighed the increased costs in the environmental industry.

     The following table sets forth a breakdown by segments of the Company's business, a comparison of net operating losses. G & A & Other also includes extraordinary items.



                       INCOME (LOSS) BY BUSINESS SEGMENT

                                      FOR THE YEAR ENDED
                                                      INCREASE
     CATEGORY      JUNE 30, 1994   JUNE 30, 1993     (DECREASE)    % CHANGE
  Environmental    (1,542,165)       (237,778)         1,304,387   548.57
  Mining             (479,646)     (2,829,001)       (2,349,355)  483.059



  Manufacturing      (344,414)            (--)           344,414      N/A
  G & A & Other    (1,473,739)     (1,035,394)           438,345   42.341
  Net Income       (3,839,964)     (4,102,173)         (262,209)     6.39
  (Loss)


     The following table sets forth a breakdown by segments of the Company's business, a comparison of operating expenses:

                    OPERATING EXPENSES BY BUSINESS SEGMENT

                                       FOR THE YEAR ENDED
                                                     INCREASE
       CATEGORY      JUNE 30, 1994  JUNE 30, 1993   (DECREASE)     % CHANGE
  Environmental       1,647,165        237,778        1,409,387    592.73
  Mining                480,646      2,832,001      (2,351,355)     83.03
  Manufacturing       1,719,046             --        1,719,046       N/A
  G & A                 888,642        800,578           88,064     11.00
  Other                 226,560        326,141         (99,581)     30.53
  Net Loss            4,962,059      4,196,498          765,561     18.24


     The increase in general and administrative expenses is a direct result of the addition of a segment of business. This has increased staff.

     The increase in operating expenses for the environmental segment of business is attributable to engineering expenses associated with the new design, research and development expenditures and marketing.

     The decrease in operating expenses for the mining segment of business is attributable to only one minor write-down taken this year on the valuation of a property and no acquisition expenses. The total dollar amount attributed to these items during the year ended June 30, 1993 was $2,700,908. If this was factored out, operating expenses for the year ended June 30, 1993 would be $131,093 versus $312,435 for the year ended June 30, 1994.

     This is an increase of $181,432, which is mostly attributed to the rental fees paid to the Bureau of Land Management on the mineral properties. These fees, recently approved by Congress, were for two years. One year paid in arrears and one year paid in advance. In coming years the fee will be paid in advance only.

     In miscellaneous operating expenses, the major item was a loss incurred in the manufacturing segment on the sale of a product line which the Company would no longer represent. This loss was from the sale of inventory and is of a non-reoccurring nature.

     The Company recorded $1,581,515 in revenues during the year ended June 30, 1994 of which $1,374,632 was in the recently acquired manufacturing segment of business, which means revenues from ongoing business were actually $206,883. These revenues represent an increase of $195,896 (1,782.98%) over the same period last year. This increase is composed of the following components: i.) an increase in corporate revenue of $100,883 (100%) from sublease rentals of office space and warehouse space; ii.) an increase in environmental revenues of $105,000 (100%) associated with the contract in process at Prescott Valley, Arizona and iii) a decrease in mining revenues of $2,000 (66.67%).





Quarterly Results of Operations (in thousands)


     The following table presents certain unaudited consolidated quarterly financial information for the eight quarters ended March 31, 1996. In the opinion of the Company's management, this information has been prepared on the same basis as Consolidated Financial Statements appearing elsewhere in this Prospectus and including all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.


                                      Fiscal
                                       1994                Fiscal 1995                     Fiscal 1996
                                     June 30  Sept. 30  Dec. 31  Mar. 31  June 30  Sept. 30 Dec. 31  Mar. 31
REVENUES:
   Related parties                         -         -        -        -        -         -       -        -
   Environmental services                  -         -      107        -        -         -       -        -
   Restaurant service                      -         -        -        -       26       173     141       87
   Insurance adjusting                     -         -        -        -      180       295     311      375
   Mining and mining services              -         -        -        -       10         -       -        -
   Manufacturing                         809       869      644      713      843     1,209     742      504
   All other                              76        16       13       14        3         5       5        8
Total revenues                           885       885      764      727    1,062     1,682   1,199      974
OPERATING EXPENSES:
   Direct Service
     Environmental industry              577        27       89       56       40        55     115      131
     Restaurant equipment and
     supply industry                       -         -        -        -       22       132      86       62
     Insurance adjusting industry          -         -        -        -       74       111     133      187
     Mining industry                     237       106       44        6       49        55      19       16
     Manufacturing industry              966       700      689      593      662       741     489      460
   General and administrative            289       546      504      667    1,053     1,033   1,030    1,164
   Write-off receivable as               217         -        -        -        -         -       -        -
   uncollectible
Total operating expenses               2,286     1,379    1,326    1,322    1,900     2,127   1,872    2,020

LOSS FROM OPERATIONS                 (1,401)     (494)    (562)    (595)    (838)     (445)   (673)  (1,046)
OTHER INCOME AND (EXPENSE):
   Interest income                        17        34       21        4        3         4      12        -
   Interest expense                     (14)       (1)      (2)      (2)     (12)      (27)    (28)        -
   Gain on sale of asset                   -        11        -        1      106         -       -        -
   Loss on sale of assets                  -         -        -      (5)     (63)         -    (28)        -
   Other income (expense)                (3)         -     (38)        -     (38)        10    (21)      (2)
Total other income (expense)               -        44     (19)      (2)       34      (13)    (65)      (2)
LOSS BEFORE EXTRAORDINARY ITEM       (1,401)     (450)    (581)    (597)    (804)     (458)   (738)  (1,048)
EXTRAORDINARY ITEM
   Forgiveness of debt                     5         -       88        -        -         -       -        -
   Write-down of investment                -         -        -        -    (432)         -       -        -
   securities
   Sale of building and furniture          -         -    (350)        -    (316)         -       -        -
   Loss on disposal of product line    (456)         -        -        -        -         -       -        -
   Write-down on mineral property          -         -        -        -    (598)         -       -        -
   Write-down on manufacturing
   facility                                -         -    (672)     (27)     (14)         -       -        -
     and related equipment
Total extraordinary item               (451)         -    (934)     (27)  (1,360)         -       -        -
NET LOSS                             (1,852)     (450)  (1,515)    (624)  (2,164)     (458)   (738)  (1,048)

Liquidity and Capital Resources

     As of March 31, 1996, the Company's current assets exceeded current liabilities by $3,998,148, a ratio of six to one. The available cash of $1,360,524 represents 29% of total current assets. The cash balance increased by $ 753,113 from the last fiscal year end of June 30, 1995. This increase was accomplished through the issuance of common stock. Regarding note 4(d) to the Consolidated Financial Statements, the company has collected $375,000 of the original amount due of $870,000. This receivable is currently in default. Although negotiations are underway, there are no assurances that the Company will be successful in these negotiations. Inventories increased by $561,944 since fiscal year end June 30, 1995. The majority of this increase or $438,470 was the build up in restaurant equipment needed to begin planned growth in this business segment. Deployment of this equipment is anticipated to begin during the last quarter of this fiscal year. In addition, the Company is actively pursuing, from several sources, the required outside equipment financing needed to complete its planned objectives. Although there are no guarantees, the Company believes funds are available considering the vendor agreements now in place and the value of unsecured equipment currently on hand.

     The insurance adjustment segment has completed its planned expansion in Arizona and Florida using internal funds. During the quarter ended March 31, 1996, the Company discontinued doing business with a major client that represented approximately 34% of its current revenue. It is anticipated this revenue will be replaced and surpassed as growth from the new locations develop. In the interim, any cash required to finance this growth will be funded through existing cash reserves. The amount involved is not anticipated to be significant. The Company is expecting to generate revenue from the sale of pollution control equipment in China and Europe during the quarter ended September 30, 1996. The costs associated with this revenue have been expensed or are being carried in inventory. World wide concerns over air quality have increased both overall product demand and the availability of sources to finance overseas sales of the Company's pollution control technology.

     The manufacturing business segment has the necessary cash reserves to operate effectively as it enters its most active business season. Management expects the manufacturing segment to have a very positive cash flow for the next six months and internally generate its own cash requirements for operations. If expansion of the manufacturing facilities is required, management has determined construction funds are available for this purpose.

                                   BUSINESS

General

     The Company was organized in 1969 as an owner and operator of mining interests and a purveyor of mining-related services.  In 1989, the Company embarked on a course of diversification with its acquisition of certain proprietary rights and clean-air technology developed by the Newberry Energy
Company, which poised the Company for entry into the business of manufacturing and marketing of air pollution control technology.  In 1994, the Company acquired the George A. Rolfes Company, a developer of dust control systems for agricultural grain storage, further expanding the Company's environmental services.  In 1995, the Company entered two additional business segments:  (i)
wholesale food and equipment supply and distribution, with its acquisition of
Fry Guy, Inc. ("Fry Guy"), a distributor of an innovative deep fryer and related line of pre-packaged foods; and (ii) insurance claims adjusting, with



its acquisition of Unique Systems, Inc. d/b/a National Affiliated Adjustment Company ("NAAC").

Air Pollution Control Technology

     The Company's principal air pollution control technology is the charged dry sorbent injection ("CDSI") system. The CDSI system is a patented process that utilizes an electrostatically charged sorbent to remediate and remove noxious gases such as sulfur dioxide from a hot exhaust gas stream from a stationary air pollution generating site, such as a factory. The electronic charge causes the sorbent molecule to more readily attach to a pollutant in a gas stream which then precipitates out of the gas stream. The CDSI system operates at a high degree of efficiency and at significantly lower cost than competing technology. The Company acquired the rights to this technology in 1989 and has spent the past several years in engineering and testing. The Company now has a fully functional prototype which is currently being marketed.

     The CDSI system injects a chemical agent or sorbent, such as lime or ammonia, into the polluted gas stream generated by an industrial activity. Different sorbents are best for different pollutants based upon the chemical nature of the gas stream. Prior to injection, the sorbent stream is subjected to an electrostatic charge which imparts a negative electronic charge to the sorbent particles. The negatively charged sorbent particles repel one another, thus providing rapid dispersal of the sorbent during the injection into the gas stream. This faster dispersal results in greater sorbent surface area coming in contact with the gas stream. The negatively charged sorbent attaches to positively charged pollutants resulting in larger particles which can then be filtered from the gas stream.

     The CDSI system has significant advantages over competing technology for remediating polluted gas streams. Wet scrubbers, which spray moisture into the gas stream which attaches to pollutants and then precipitates out of the gas stream, result in polluted liquids or sludges which must then be treated. Wet scrubbers also have higher operating cost and are subject to corrosion. The CDSI system results in dry collection of pollutants which are more readily collected and disposed. Another significant advantage of the CDSI system is its ability to operate at temperatures as high as 2000 degrees Fahrenheit. Because chemical reactions such as the sorbent with the pollutants occur more rapidly at higher temperatures, the CDSI-treated sorbent is able to remove more pollutants from the gas stream in less time than if the gas stream had to be cooled.

     The CDSI system is easily adapted to a wide variety of industrial air pollution remediation systems and requires little maintenance. The Company believes the system is useable by power plants, mining and smelting facilities, incinerators, steel mills and dryer/roaster facilities such as hot mix asphalt plants. The Company is specifically targeting the dryer/roaster market. There are thousands of these facilities in North America alone, including over 10,000 hot mix asphalt plants. Many of these plants are experiencing problems complying with U.S. Environmental Protection Agency standards and the CDSI system's ability to operate at high temperatures makes the system a cost effective means of achieving compliance.

     Over several years, the Company and its predecessor have amassed over 12,500 hours of site specific slip stream testing and performed a comprehensive analysis of data compiled. This compilation of data came from tests performed in the power generating industry, smelting industry, steel manufacturing industry and recycling industry. In ongoing tests conducted in an asphalt



plant in Arizona, CDSI technology achieved consistent levels of 99.9% sulfur dioxide removal. That number was based on independent certified tests conducted by the Environmental Measurement Corporation of Arizona. Based upon this data, the Company feels confident that the CDSI system has a substantial market potential.

The CDSI System is fabricated and assembled by the Company's wholly owned subsidiary, Alanco Environmental Manufacturing, Inc., in Falls City, Nebraska. The same facility is capable of producing all necessary ancillary equipment for a CDSI installation.



Air Pollution Control Manufacturing

     Alanco Environmental Manufacturing, Inc., ("AEMI") is the Company's wholly owned subsidiary which operates from its facility in Falls City, Nebraska.
AEMI manufactures aeration equipment for the agricultural industry as well as baghouses and cyclones for that industry and other industrial applications. The product lines, which AEMI has complete engineered drawings for, are: Reverse Air Filters, Pulse Jet Filters, Cyclonic Collectors, Centrifugal Fans, Pneumatic Conveyors and Ducting. The manufacturing facility can also perform job shop and original equipment manufacturing for other entities. AEMI, as indicated above, also manufactures the CDSI system equipment.

     The principal raw materials used in manufacturing are sheet metal and plate steel, welding supplies, miscellaneous nuts and bolts and various kinds of electrical components none of which are uncommon to this industry. The Company currently uses several different suppliers, most of which are located in the midwest and none of which are relied upon as the sole source. In this regard, the Company believes that it has an adequate supply and should maintain an adequate supply of raw materials for the future.

     The Company's manufactured products are marketed to two separate industries. The agricultural segment, including farms, specifically grain and produce storage, is highly seasonal. The demand for product, such as fans, ducting and fan/heater assemblies begins to heighten around April and May and should taper off around October and November. However, the industrial applications which utilize other products manufactured by the Company account for over 65% of all sales and is not seasonal.

     The Company's manufacturing segment assets are security for a note payable to American National Bank in the amount of $25,746 as of March 31, 1996. There are no other liens or encumbrances on such assets. The Company had $815,162 in inventory of raw materials, parts, components, finished goods and work in process at March 31, 1996. The components of this inventory are $457,165 in raw materials and purchased stock items, $165,771 in sub-assemblies which includes labor; $85,331 of finished product which includes labor and $106,894 of work in process which also includes labor. Accounts receivable were $275,638, net of allowance for doubtful accounts, and only $116,447 in accounts payable. Based upon these facts, the Company feels that this segment of business is in a very strong working capital position.

Restaurant Equipment and Food

     Fry Guy has developed an Integrated Finger Food Marketing ("IFFM") program whereby it supplies a deep fry machine to customers which are required to utilize foods of an affiliated distributor.  The Company receives a payment for



all foods sold to the customer utilizing the Company's deep fryer. The Company has targeted organizations with more than 100 retail outlets offering or desiring to offer hot foods.

     Fry Guy created the IFFM program in conjunction with prominent food suppliers as strategic partners with whom it has agreements. These suppliers include Tyson Foods, the Moore's Division of H.J. Heinz, the Lamb-Weston Division of Beatrice Foods and Cargill. Each strategic partner provides an essential ingredient for the IFFM program. Lamb-Weston, the world's largest supplier of food service french fries provides the potato products, mainly french fries. Tyson Foods provides the meat products including chicken nuggets and strips. Moore's provides onion rings, french toast, cheese sticks and a cheese stuffed jalapeno peppers. Cargill is the supplier of the cooking oil.

     Fry Guy holds a license for the United States distribution of the a deep-frying machine which operates with an air filtering system which eliminates the need for a venting system necessary with conventional restaurant deep fryers. The machine operates with an automated basket lowering and raising mechanism on 110 volt electricity as compared to the 220 volts usually required by conventional deep fryers. The machines weigh only 70 pounds and can be operated from a counter.

     As a part of its IFFM program, the Company tested its food products in 200 Wal-Mart stores in 1995 and in April 1996 announced an agreement with Wal-Mart whereby its IFFM program would be utilized in approximately 1,200 existing and all future Wal-Mart snack bars (excluding stores with branded restaurant facilities). The Company intends to pursue other similar distribution agreements.

Insurance Claims Adjusting

     During 1995, the Company completed its acquisition of the National Affiliated Adjustment Company ("NAAC"), an independent claims loss adjustment company based in Scottsdale, Arizona. Prior to its acquisition, NAAC had been in operation for more than 10 years and is one of the largest independent claim adjustment firms in Arizona. NAAC is operated by the Company's subsidiary, Unique Systems, Inc., but does business as National Affiliated Adjustment Company. NAAC is a processor of property, casualty, health insurance and workmen's compensation claims. It also provides automobile appraisals for a variety of insurance companies.

     Depending on the type of claim, processing of claims generally involves verifying the loss and the existence of coverage for the loss and then assessing the extent of the loss and negotiating a settlement on the loss as appropriate. On health insurance claims this generally entails determining that the procedures to be paid are appropriate for the type of problem and that cost of the procedure is within guidelines. If all information is determined to be accurate and appropriate, the insurance claims adjuster notifies the insurance payer that it is proper to pay the claim. When necessary, the claims adjuster seeks additional information or recommends rejecting the claim. NAAC is compensated in various ways depending upon the negotiated terms with the client. Typically compensation is on a flat rate per claim or on time and expenses per claim. NAAC presently has offices in Scottsdale and Tucson, Arizona, Las Vegas, Nevada and Fort Lauderdale, Florida.

Mining



     The Company owns mineral rights in seven unpatented gold mining and millsite properties in Arizona. The Company has been informed by its consulting geologist (who has reported to the Company for eight years) that certain of the Company's mining properties lack economic feasibility, based on the extent of exploration to date. The geologist has, however, encouraged the Company to continue exploration efforts until a feasible ore body is proven or a decision is reached to abandon the property. The Company has been considering a variety of options with respect to its mining interests, including the development of joint ventures to exploit its mining properties or sale of the properties. At the present time, however, the Company believes that is unlikely that the book value of the property would be realized in the event of a sale.

     The following tables set forth the Company's major mineral land holdings for the fiscal years ended June 30, 1994 and 1995, the current appraised value as of June 30, 1994 and the adjusted carrying value for June 30, 1994 and 1995, respectively.

                          MAJOR MINERAL LAND HOLDINGS

    MINERAL PROPERTY           LOCATION         ACREAGE       OWNERSHIP
C.O.D. Mine               Mohave County, AZ       3,500         100%
Mineral Mountain          Pinal County, AZ        4,660         100%
Cherry Creek              Yavapai County, AZ        940         100%
Tombstone/STC Claims      Cochise County, AZ      9,140         100%
MILLS AND REFINERY
C.O.D. Mine               Mohave County, AZ         105         100%
Tombstone                 Cochise County, AZ         75         100%
AS OF JUNE 30, 1994:

                               RECORDED         APPRAISED       ADJUSTED
    MINERAL PROPERTY            COST(1)          VALUE(2)       VALUE(3)
C.O.D. Mine                    5,374,328       8,505,445      5,539,328
Mineral Mountain                 221,520         228,775        221,520
Cherry Creek                     598,166         680,909        598,166
Tombstone/STC Claims             683,046         712,367        409,828
MINERAL PROPERTY
TOTALS                         6,877,060      10,127,496      6,768,842
MILLS AND REFINERY
C.O.D. Mine               Included Above
Tombstone Mill                   531,373         328,487        328,487
AS OF JUNE 30, 1995:

                               RECORDED         APPRAISED       ADJUSTED
    MINERAL PROPERTY            COST(1)          VALUE(2)       VALUE(3)
C.O.D. Mine                  5,374,328         8,505,445      5,539,328
Mineral Mountain               221,520           228,775        221,520
Tombstone/STC Claims           683,046           712,367        409,828
Cherry Creek Claims(4)         598,166           680,909              0
MINERAL PROPERTY
TOTALS                       6,877,060        10,127,496      6,170,676
MILLS AND REFINERY
C.O.D. Mine               Included Above
Tombstone Mill                 328,487           328,487        296,702
____________________

(1) Recorded Cost equals the lower of historical cost or the fair market value as determined by appraisal.



(2) The fair market value as determined by the appraisal completed for the fiscal year ended June 30, 1994.

(3) The adjusted book value after giving consideration to any write- down in certain mineral property values and reflects the lower of historical cost or appraised value.

(4) The value of the Cherry Creek claims was written down to $0 even though the Company continues to own 47 of these unpatented claims.

     Management and the Company's auditors agreed that an independent appraisal of the Company's mining assets should be undertaken and reviewed annually to determine the fair market value of the mining assets and the existence of potential impairments. Based upon the consistency of the results of the appraisals for the past several years and management and the Company's auditors' review, it was determined that an appraisal at June 30, 1995 would not substantively change the recorded values. The company is reviewing the necessity of having a current appraisal performed.

     The principal mining operations, exploration and development of mining properties by the Company has been accomplished underground with a minimum of surface disturbance. Two properties which would require limited environmental and/or surface reclamation are the C.O.D. Mine and the Tombstone Metallurgical Facility. The Tombstone Metallurgical Facility is located upon federal lands which are administered by the Bureau of Land Management ("BLM"). The facility was constructed in the 1970's when no permitting was required from the BLM. Since that time the facility has operated intermittently and the Company has complied with all regulations as they existed. At present, the facility remains idle. The other property is the C.O.D. Mine which is also on BLM land and is also presently idle.

Patents

     The Company owns United States Patent No. 4,220,478, titled "Method For Removing Particulate Matter From A Gas Stream And A Method For Producing A Product Using The Removed Particulate Matter" and United States Patent No. 4,290,786 titled "Apparatus For Removing Particulate Matter From A Gas Stream."

     In addition to the aforementioned patents, three additional patents were filed for during the year ended June 30, 1994, by individuals in the Company. These filings were assigned to the Company shortly after filing with no compensation being paid to the original applicants. These filings are as follows:

          U.S. Patent Application entitled "Apparatus for Removing Particulate Matter and Gases from A Polluted Gas Stream" issued as U.S. Patent No. 5,308,590 on May 3, 1994. This application was also filed in China on September 28, 1993 and with the Patent Treaty Countries pursuant to the International Patent Treaty on April 18, 1994.

          U.S. Patent Application entitled "Method For Removing Particulate Matter and Gases From A Polluted Gas Stream" issued as U.S. Patent No. 5,332,562 on July 26, 1994, subsequent to year end. This application was also filed in China on September 28, 1993 and with the Patent Treaty Countries pursuant to the International Patent Treaty on May 9, 1994.

          U.S. Patent Application entitled "Hopper System and Electrostatic Gun for Injection of an Electrostatically Charged Sorbent into a Polluted Gas



     Stream" issued as U.S. Patent No. 5,312,598 on May 17, 1994. This application was also filed in China on September 28, 1993 and with the Patent Treaty Countries pursuant to the International Patent Treaty on April 18, 1994. In addition, management decided to have this patent application filed in several other countries as follows: filed in Mexico on August 25, 1994; filed in Argentina on August 24, 1994; filed in Chile on August 25, 1994; filed in Turkey on August 23, 1994 and filed in India on July 18, 1994. These applications have also been forwarded for filing in Venezuela and Pakistan.

     The Company believes that the rights to and/or ownership of these patents, patents pending and patent applications are crucial to The Company's future success. No other system offered in this industry segment has such significant operating potential. However, there are many other pollution control devices and systems.

Sales, Marketing and Major Customers

     Air Pollution Control Technology. The Company markets its air pollution control technology through two separate approaches: (i) to larger scale projects (which incorporates site-specific engineering and some on-site construction); and (ii) to small and medium-sized projects which may require engineering or construction. The Company intends to use third-party contractors for engineering and construction in order to meet the needs of the large-scale projects. Small and medium-sized projects will be marketed with four or five system options, of varying sizes. The Company has identified three potential sources for sales and distribution of its systems: (i) through original equipment manufacturers; (ii) through direct sales force; and (iii) through contract marketing agreements.

     The Company believes that China and eastern Europe represent the largest potential markets for CDSI technology. There are currently more than 450,000 industrial coal-fired boilers in China, which consumes more coal than any other country in the world. Chinese central authorities are expected to release new regulations in 1996 regarding emission rates by industrial concerns. Officials of the Chinese environmental regulations authority have stated they believe the Company's CDSI technology is the best sulfur removing technology for the small to medium size boilers in China, estimated to number in excess of 300,000.

     In October of 1995, tests results from the Dezhou Heat & Power Plant exceeded Chinese compliance standards for sulfur dioxide removal with a removal efficiency for sulphur dioxide of 69.5%. Results were achieved using a much lower ratio of sorbent to sulfur than employed by traditional dry sorbent injection methods which resulted in a significant cost savings.

     The Company's interests in China are managed by its subsidiary, Alanco Environmental Technology (Beijing) Co., Ltd., a Chinese entity ("Alanco China"). The Company also has a marketing agreement with the China National Environment Protection Company, one of the largest environmental companies in China. The Company currently has engineering and marketing staff in place as well as people trained to represent its technology in China.

     After completion of a one year testing period, Alanco China permanently installed one CDSI unit at the Dezhou Heat & Power Plant.  Dezhou Heat and
Power is expected to purchase more units in 1996.  The Company's CDSI process was one of five environmental technologies listed in Premier Li's "Agenda 21"
plan for cleaning up China's environment.  The Agenda 21 listing is expected to



result in additional sales of CDSI systems such as at Hangzhou Iron and Steel Company ("Hangzhou") and with Benxi Boiler Works ("Benxi").

     Hangzhou purchased one CDSI unit with ancillary equipment for installation in September of 1996. The total price for this installation is $155,000 and the Company has received 30% of that purchase price to date. After testing and acceptance of the initial installation, Hangzou has indicated that it will purchase four additional systems, two of which will be designed for new boilers. Total installation is expected to be completed early in 1997 at a total per unit cost of approximately $150,000. A second letter of intent was signed by the Deputy Mayor of Benxi City on behalf of the Benxi Boiler Works. Benxi recently acquired funding in the amount $100,000,000 for installation of pollution control equipment, representing a potential market of 60 to 180 CDSI units. The Deputy Mayor of Benxi has also requested that Alanco China provide it with other technologies, such as cyclones, bag houses and the patented EDSS. Alanco China is currently involved in other negotiations with Shougang Steel Corporation of Beijing - the second largest steel plant in China and the fourth largest in Asia - and an industrial concern in Guangzhou, Guangdog province. The Company recently signed an agreement with Intrade Ltd. which is expected to sell the Company's technology to steel and mining industries in the United States under a royalties arrangement.

     The Company has signed a letter of intent to form a joint venture to market CDSI technology in Europe. The joint venture will provide administration and pay the expenses of marketing, engineering and site installations of CDSI units throughout the European Economic Community and in the Eastern European countries. The joint venture will purchase three CDSI units for demonstration and marketing purposes pursuant to its agreement with the Company. The Company is in the process of negotiating similar arrangements with potential representatives in Pacific Rim countries and in Latin America.

     In the United States, the Company sees the highest demand for its CDSI products in the dryer/roaster, power generating, smelting, steel manufacturing, recycling and remediation industries. The Company believes that strong demand for its CDSI technology may emanate from the eastern portions of the United States. Many coal mines in that region have been closed because the low quality of the coal (i.e., sulfur content) violates United States environmental standards. CDSI technology may allow such coal mines to continue to produce East coast coal for industrial purposes.

     Air Pollution Equipment Manufacturing. The Company has recorded sales to over 250 different customers during the nine months ended March 31, 1996. Of these, 10 had purchases which accounted for more than two percent of total revenue of which one had total purchases of over ten percent of total revenue. This customer is Boone Aeration and Environmental Company, Inc. ("BAEC") which accounted for 44% of all revenues generated during the period in this segment of business. The Company cancelled a non-compete marketing agreement with BAEC to market the agricultural products manufactured by the Company. Loss of these sales would have a short term effect on the profitability of the operation, however, the Company has assurances from BAEC that it will continue to purchase these products for distribution, which assurance is based upon pricing, quality and availability. In the unlikely event that BAEC should take its business elsewhere, management believes that this business could be replaced within a matter of months.

     The Company had orders for approximately $249,000, as of March 31, 1996.
Of these orders, $106,894 is work in process and carried as inventory. The



Company believes that all of this will be fulfilled in the coming fiscal year and that no material change should occur.

     Restaurant and Food. In directing its marketing effort, Fry Guy has targeted small food outlets and similar facilities in convenience stores, discount/department stores, shopping malls, bars and other premises with small snack bar facilities that previously were unable to offer hot food items. Fry Guy provides these customers with the Fry Guy fryer without charge or at very nominal monthly cost and receives payment for the food cooked in the fryer. As part of this Integrated Finger Food Marketing ("IFFM") program, Fry Guy also provides warranty service and repairs to the fryer, training for the fryer operators, promotional and point of sale materials and a program for the development of new food products.

     Under an agreement with Wal-Mart Stores, Inc., Fry Guy will place approximately 1,245 fryers in Wal-Mart snack bars nationally. To date, 247 of these fryers have been installed. Under the terms of the agreement, Wal-Mart pays Fry Guy for each case of food and oil delivered to its distributor. The process of delivering fryers to the balance of the 1,245 Wal-Mart snack bars is under way and should be completed by year end.

     Fry Guy is also actively seeking joint venture partners. In such a joint venture, the partner would provide access to the retail and user network, account servicing capability and cold storage and distribution facilities. Fry Guy would provide the frying unit for a nominal monthly charge to the user, service and repair, training, promotional and point of sale materials and new food products as they become available.

Insurance Claims Adjusting. NAAC operates as an independent claims loss adjustment company which processes property, casualty, health insurance and workmens' compensation claims and automobile appraisal for various insurance companies. For the fiscal year ending June 30, 1996, NAAC had 85 insurance company customers throughout the year. In April 1996, IAEA became insolvent and was placed in receivership by the Tennessee Department of Insurance. IAEA provided approximately 50 percent of NAAC's sales revenue. In addition, NAAC was named in a lawsuit by the U.S. Department of Labor in an action related to NAAC's servicing of IAEA claims (see Legal Proceedings). NAAC is in the process of replacing this lost revenue through an intense marketing effort conducted on a nationwide basis.



Competition

     Air Pollution Control Technology. In the area of air pollution technology, the Company's competitors include: Pulsatron Technology Limited; Wheelabrator; Pure Air; General Electric; Westinghouse; and Mitsubishi Corporation. The Company believes its proprietary technology to be superior to that of competitors, because of the small space requirements and low maintenance, capital and operating costs associated with CDSI units. Pulsatron Technology Limited, initially a Russian corporation, is perceived by the Company as its biggest competitive threat.

     Pulsatron utilizes pulse coronas and direct current discharges in a chamber through which the flu gas passes called "pulsetec" chamber. Pulsatron claims that its technology is superior to products produced by competitors because of the minimal amount of electricity required in its process, which greatly reduces operating costs. A patent for Pulsatron's technology is



pending in the United States, and its Russian patent has already been issued. Pulsatron's technology is scheduled for beta site testing through the Department of Energy during 1996.

     In addition to the above, two government-funded entities have been working in concert for nearly ten years to reduce sulfur dioxide emissions from coal-fire plants. The technology which is currently being developed by the Air and Energy Engineering Laboratory ("AEEL") and the Energy and Environmental Research Corporation ("EERC") has been funded by the Department of Energy and may pose a competitive threat to the Company's CDSI system. EERC has developed a "gas re-burning sorbent injection" process for remediation of nitrogen oxide and sulfur dioxides, which can be retrofitted to existing coal-fire combustion equipment at low cost. However, its sulfur dioxide removal rate is substantially below that of the Company: 50% to 60% versus 70% to 95%.

     AEEL's sulfur dioxide removal technology is called ADVACATE. Reportedly, the process developed by AEEL is able to remove 90% of the sulfur dioxide produced during coal combustion. Its process involves injection of calcium silicant sorbent into the exhaust duct downstream of a boiler, which removes sulfur dioxide without any need for a scrubbing vessel. The technique was successfully tested as early as 1991, and AEEL claims that its technology will cost only half that of conventional wet scrubbers, measured both in terms of capital outlay and operating costs.

     Air Pollution Control Equipment Manufacturing. AEMI breaks its competition into two separate categories: (i) companies that engineer, market and manufacture aeration equipment in-house; and (ii) companies that specialize in engineering and marketing of aeration equipment only (such as Boone Aeration and Environmental Company). AEMI views the competitive threat posed by the former group as more substantial. Only a limited number of agricultural products and dust control equipment manufacturers exist in the United States. However, those competitors currently in existence generate a dollar value of business in excess of that of AEMI, and often have substantially more resources. The latter group often enhances, rather than competes with, AEMI because they may submit engineered drawings to AEMI for bids on components.

     Restaurant and Food. Fry Guy is aware of only one direct competitor which actively markets a ventless small capacity deep fryer, but does not market food products. Numerous competitors offer equipment which requires venting to the outside. Fry Guy attributes its lack of competition to three factors: (i) the ability to operate its fryer without the added expense of ventilation; (ii) the ability to operate its fryer using standard electrical current; and (iii) the ability to place the unit at no or minimal cost and offer the integrated food package for use in the fryer. The Company believes these factors make Fry Guy's products more appealing.

     Insurance Claims Adjusting. Competition in the insurance claims adjusting industry is extensive and is principally driven by price and quality of service.

Property

     The Company's corporate office is located in a 7,280 square foot leased facility, in Scottsdale, Arizona. Air Pollution Control Services and Mining operations are headquartered at the corporate office.

     Fry Guy is located  in a 2,708 square  foot leased facility  in Las Vegas,
Nevada.  The Restaurant Equipment Marketing Segment also leases 770 square feet



of warehouse space in Las Vegas, Nevada.

     NAAC is headquartered in a 6,513 square foot leased facility in Scottsdale, Arizona, and occupies 940 square feet of office space in Las Vegas, Nevada, 1,348 square feet of office space in Tucson, Arizona, and 1,497 square feet of office space in Ft. Lauderdale, Florida.

     AEMI's main operating facility is located at Falls City, Nebraska. This facility is approximately 73,000 square feet under roof and is located on approximately 6.84 acres. The second facility is located at Boone, Iowa. This facility is approximately 53,000 square feet under roof and is located on approximately 9.47 acres. The Company owns these facilities.

     The Company mining properties are described above.  See "Mining" above.


Legal Proceedings

     The Company is a defendant in several lawsuits or threatened lawsuits. The Company believes that any financial exposure is adequately provided for in its financial statements and that these matters will not have a material adverse effect on the financial condition or operating results of the Company. However the Company is a defendant in the following lawsuits which could be material in the event of an unfavorable resolution.

     In April, 1995 the case of Sun Valley Products, Inc., v. Alanco Environmental Services, Inc., et. al was filed in the United States District Court, Southeastern Division, District of North Dakota. Sun Valley Products, Inc., produces roasted sunflower seeds and purchased a bag filter system from the George A. Rolfes Company (which later became Heartland Systems, Inc.("Heartland")) in 1992. In 1994, the Company purchased the assets of Heartland through AEMI. Installation and service of the bag filter system occurred before and after the time the Company purchased the business assets from Heartland. The complaint alleges breach of contract, breach of warranties and negligence and seeks in excess of $50,000 in damages though the plaintiff has not otherwise quantified its damages. The Company believes that the action is subject to the indemnification provisions of its purchase agreement with Rolfes and has entered into a joint defense with Heartland. The Company further believes that there are valid defenses to the action and it would ultimately prevail if the matter proceeds to trial. The Company and Heartland are pursuing settlement negotiations.

     In 1995, T&H Construction, Inc., filed a lawsuit against the Company in Yavapai County, Arizona Superior Court, alleging that the Company owes it approximately $50,000 on an open account for goods and services supplied by the Company in connection with its mining operations. The Company has filed an Answer claiming a set-off for equipment given to the Plaintiff and other defenses. While the Company believes that its defenses are meritorious, it also recognizes that trial of the matter may have an unfavorable outcome and so is pursuing settlement negotiations.

     On January 19, 1994, the BLM issued a Trespass Decision pursuant to 43 CFR
2920.1-2 under the authority of the Federal Land Policy Management Act of 1976.
The decision was based upon the BLM's assertion that the use for which the
Company occupied the millsites was an unauthorized use and that unauthorized property, non-milling or refining, was also located there. On February 14, 1994 the Company filed a Notice of Appeal with all appropriate agencies.  An order granting the stay of the BLM action as requested by the Company was issued on



March 29, 1994. The BLM then filed their answer to the Statement of Reasons filed by the Company. Since this time there has been no action with regard to this case. The outcome of this matter can not be predicted at this time, however, based upon the demands contained in the trespass decision, approximately $30,000, plus administrative costs versus the cash bond placed by the Company with the BLM, $19,000 and the delay rental fees already paid, management believes that even an unfavorable outcome will have little effect on the financial condition of the Company.

     The Company was a defendant is a lawsuit filed in the Federal District Court for the District of Nevada by Bernard Lumbert, a resident of Kingman, Arizona. In the opinion of the Company, Mr. Lumbert is a habitual, pro se filer of frivolous lawsuits seeking unspecified damages for violations of federal securities laws. Mr. Lumbert has also sent absurd and libelous allegations regarding the Company to news media and securities broker-dealers. In the above case, Mr. Lumbert has filed numerous motions which have all been denied by the Court and have failed to comply with the rules of civil procedure. Mr. Lumbert was sanctioned and fined for filing frivolous motions and failed to pay the fine which resulted in the suit being dismissed. The Company has filed a civil action in Maricopa County, Arizona against Mr. Lumbert as a result of his allegations for which Mr. Lumbert failed to appear upon the judge's order. Mr. Lumbert was arrested and incarcerated on this matter and was subsequently released on the condition he cease and desist from these actions.

     On June 21, 1996 the registrant was served with a complaint entitled Loveit Baumgardner and Ping Zhang v. Alanco Environmental Resources Corporation, filed in Utah District Court, Salt Lake City, Utah. Ms. Baumgardner was a clerical employee of the registrant during February, 1994. Mr. Ping was an employee of the registrant whose services were rendered in the People's Republic of China. Ms. Baumgardner and Mr. Ping seek 28,000 and 30,000 shares of the registrant's common stock, respectively, which they allege were promised to them by Kevin Jones, the former chief financial officer of the registrant. The registrant intends to deny all allegations contained in the Complaint and vigorously defend against the claims as well as pursue counterclaims against Mr. Ping for breach of fiduciary duty, tortious interference with contracts and patent infringement.


In April, 1996, the registrant's subsidiary, National Affiliated Adjustment Company, Katherine Meyer, then President of NAAC, and Norman Meyer, President of the registrant, were named as Defendants in a civil action filed by the U.S. Department of Labor in U.S. District Court, Nashville, Tennessee. The action also names the International Association of Entrepreneurs of America Benefit Trust, IAEA, Inc., Stockton Fuller & Co., Inc., and six other individual defendants. The action alleges breach of fiduciary duty under the Employee Retirement Income Security Act of 1974 (ERISA) by the Defendants in the operation of the IAEA Trust, a self-insured employer's workers compensation trust. NAAC and its predecessor, Realistic Adjustment Company, served as the third party administrator for the IAEA Trust. NAAC and the Meyers had no discretionary authority with respect to the Trust assets or decision making and deny any breach of fiduciary duty. The IAEA Trust has been placed into Receivership and NAAC and the Meyers are fully cooperating with the Receiver and the Department of Labor. NAAC and the Meyers intend to vigorously defend this action.


Employees



     At June 27, 1996, the Company had 90 full time employees. None of the Company's employees is represented by a labor union and the Company has never experienced a work stoppage or strike. The Company considers its employee relations to be good.

                                  MANAGEMENT

Executive Officers, Directors and Key Employees

     The executive officers, directors and key employees of the Company and their ages as of June 27, 1996, are as follows:

     Name                   Age         Position with Alanco


Norman E. Meyer              51      Chairman/C.E.O./President/
                                              Director

Dean A. Douglas              49       Executive Vice President
                                      Chief Operating Officer

John E. Haggar               53       Chief Financial Officer
                                             Treasurer

Cynthia L. Castellano        33         Corporate Secretary

Harold S. Carpenter          61               Director

Dennis Schlegel              45               Director

     The Directors serve until their successors are elected by the shareholders. Vacancies on the Board of Directors may be filled by appointment of the majority of the continuing directors. The executive officers serve at the discretion of the Board of Directors.

     Norman E. Meyer.  Mr. Meyer joined the Company's Board of Directors in
December 1994,  was appointed President and Chief Executive Officer of the
Company in April 1995, and was elected Chairman of the Board in December 1995.
Mr. Meyer has over twenty-eight years of experience in the insurance industry, and for the last fifteen years he has held executive positions of increasing operational responsibility.  From December 1994 until October 1995, Mr. Meyer served as Chief Executive Officer and a Director of Phoenix Medical Management,
Inc., a Phoenix based out-patient rehabilitation/surgery facility.  Beginning in 1984 and until December 1994, Mr. Meyer served in various positions including Chief Operating Officer, Director and Chairman of the Board of
Realistic Adjustment Company, Inc., a Phoenix, Arizona based insurance claims adjusting company.  From January 1995 to May 1995 Mr. Meyer also served as Vice
President of Operations, and remains a Director and Chairman of the Board of
Travel Services of America, a Branson, Missouri travel agency.  From 1992 to
1994, Mr. Meyer served as a consultant to the United Labor Council Local 615
Welfare Fund, wherein Mr. Meyer advised the Council on claims processing.  The
Union, the Welfare Fund Trustees, the Welfare Fund insurance underwriters and
Mr. Meyer were named as defendants in a 1992 civil action filed by the U.S.
Department of Labor which alleged breach of fiduciary duty by the defendants in the operation of the Welfare Fund under the Employee Retirement Income Security
Act of 1974 (ERISA).  Mr. Meyer filed an Answer denying all allegations based upon the fact that Mr. Meyer did not control or serve in the operation of the
Welfare Fund and that the Department of Labor's extension of the definition of



a "fiduciary" under ERISA to include non-controlling consultants is unwarranted. Mr. Meyer believes there is a high probability of dismissal of the action against him if the matter goes to trial.

     Dean A. Douglas. Mr. Douglas joined the Company in May 1995 as Vice President of Operations and also served as Secretary from June 1995 until February 1996, whereupon he became Executive Vice President and Chief Operating Officer of the Company. Mr. Douglas has overall operations responsibility for the Company and its subsidiaries. From February 1995 to May 1995 Mr. Douglas was Vice President, Chief Operating Officer for Travel Services of America, Inc., of Branson, Missouri, and continues to serve as director. Mr. Douglas is also a Vice President, Secretary-Treasurer of Branson's Center, Inc., of Branson, Missouri. From December 1994 to May 1995, Mr. Douglas served as Vice President and Chief Operating Officer for Universal Management Services, Inc., a Phoenix, Arizona based corporate management consulting company. From May 1992 to January 1993, Mr. Douglas was the Chief Engineer for the Company. Since May 1990, Mr. Douglas has been an officer, director and principal shareholder of Joint Development Systems-America, Inc., doing marketing, general business consulting and record producing for Rex Allen, Jr. Mr. Douglas holds a B.S. degree in Geology from Southern Illinois University, a Master of Science degree from the University of Arizona, and a Master of Business Administration from the University of Denver.

     John E. Haggar. Mr. Haggar has been an employee of the Company since June 1, 1995, Treasurer since July 1995, and Chief Financial Officer since February 1996. From December 1, 1994, until June 1, 1995, Mr. Haggar was Chief Financial Officer of Universal Management Services, Inc. Previously, Mr. Haggar was a sole practitioner engaged in providing accounting services to the general public in Washington state. Mr. Haggar holds a Bachelor of Science in Business from the University of Minnesota. He is a member of the American Institute of Certified Public Accountants. Since January 1995, Mr. Haggar has also been a director of Dixie National Corporation, a publicly owned company whose stock is traded on the NASDAQ System.

     Cynthia L. Castellano. Ms. Castellano joined the Company in June 1995 as Manager of Administration. Ms. Castellano was appointed Assistant Secretary in December 1995 and then Secretary in February 1996. From January to June, 1995, Ms. Castellano was Manager of Administration for Universal Management Services, Inc. From 1992 through 1994, Ms. Castellano was Administrative Manager for a general contractor in Tempe, AZ. Ms. Castellano graduated from the University of Phoenix with a Bachelor of Science degree in Business Administration.

     Harold S. Carpenter. Mr. Carpenter is presently the President of Superiorgas Co., Des Moines, Iowa, which is engaged in the business of trading and brokering bulk refined petroleum products with gross sales of approximately $500 million per year. He is also the General Partner of Superiorgas L.P., an investment company affiliated with Superiorgas Co. Mr. Carpenter founded these companies in 1984 and 1980, respectively. Mr. Carpenter is also the President of Carpenter Investment Company, Des Moines, Iowa, which is a real estate investment company holding properties primarily in central Iowa. From 1970 until 1994, Mr. Carpenter was the Chairman of the George A. Rolfes Company of Boone, Iowa, which manufactured air pollution control equipment. Mr. Carpenter is currently a member of the Board of Directors of the Allied Group, Inc., a publicly owned insurance company headquartered in Des Moines, Iowa. Mr. Carpenter graduated from the University of Iowa in 1958 with a Bachelors of Science and Commerce degree.

     Dennis Schlegel.  Since 1987, Mr. Schlegel has been an independent



investor in small and start-up companies as well as a consultant to small and start-up businesses in the areas of corporate management and financing. Prior to this, Mr. Schlegel owned and operated Schlegel Investment Co. in Des Moines, Iowa, and Schlegel Ranch Company, in Iowa and Washington, both of which were engaged in land development. Mr. Schlegel attended one year at Drake University until he withdrew to devote his full time to business pursuits.



Committees: Meetings of the Board

     The Company has an Audit Committee and a Compensation/Administration Committee. Currently, Messrs. Carpenter and Schlegel comprise the Audit Committee and Mr. Schlegel comprises the Compensation/Audit Committee. The Audit Committee serves as a liaison between the Board and the Company's auditor. The Compensation/Administration Committee recommends to the Board the compensation of executive officers and serves as the Administration Committee for the Company's Stock Option Plan. The Compensation/Administration Committee met three times during the fiscal year ended June 30, 1996, and the Audit Committee met one time during the fiscal year ended June 30, 1996. The Company also had an Executive Committee composed of Dean Hough, Kevin Jones, D.R. Ellenbecker and Norman E. Meyer. The Executive Committee was disbanded in July, 1995.

     The Company's Board of Directors held twelve (12) meetings during the fiscal year ended June 30, 1996, at which times a quorum of the then Directors were present or consented to the actions taken at such meetings.

Compensation of Directors

     Directors are entitled to receive reimbursement for all out-of-pocket expenses incurred for attendance at Board of Directors meetings. In addition, all Directors not otherwise employed or compensated by the Company are entitled to receive $500 in cash, in common stock at the market price per share, or in health insurance benefits. Pursuant to these director fees, Mr. Bradley Gordon was issued 858 shares of common stock, and Mr. Steven Davis was issued 746 shares of common stock. In addition, from August 1995 through December 1995, Dr. Ricketts received a fee of $3,000 per month for being Chairman of the Board. On October 12, 1995, Mr. Meyer was awarded options to acquire 100,000 shares of stock and on September 27, 1995, Mr. Larry Nelson was awarded options to acquire 25,000 shares of stock, both pursuant to the Company's Directors and Officers Stock Option Plan at an exercise price of $0.10 per share. Messrs. Meyer and Nelson in their capacities as Key Employees have also been granted options to acquire an additional 50,000 shares each under the Company's Incentive Stock Option Plan.


Limitation of Liability and Indemnification Matters

     The Company's Articles of Incorporation and Bylaws provide for indemnification by the Company of its directors, officers, employees and agents to the fullest extent permitted by Arizona law. The applicable section of the Arizona corporate code, A.R.S. 10-202(B)(1), limits or eliminates the liability of a director of a corporation for money damages for any action taken or not taken as a director in all instances except: (i) instances where a director receives financial benefits to which he is not entitled; (ii) any intentional infliction of harm on the corporation or its shareholders; (iii)



the making of unlawful distributions; and (iv) intentional violations of criminal law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, employees and agents of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Except for the Department of Labor civil action described in Legal Proceedings above, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company. The Company is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Executive Compensation

     Summary Compensation Table

     The following table shows for the fiscal year ending June 30, 1995, the compensation awarded or paid by the Company to its Chief Executive Officer and any of the executive officers of the Company whose total salary and bonus exceeded $100,000 during such year (The "Named Executive Officers"):


                                                          Long Term
                                                        Compensation
                                                           Awards
                                                Other    Securities
     Name and                                   Annual   Underlying  All Other
     Principal     Fiscal Annual Compensation  Compen-     Options    Compen-
     Position       Year    Salary    Bonus     sation    (#shares)    sation

Norman E. Meyer (1) 1995         $0     -         -           -          -
President, Chief    1996    $81,250     -         -        150,000       -
 Executive Officer

Dean Hough (2)      1995    $48,000     -         -        300,000       -
President, Chief
 Executive Officer

Harrison Gentry (3) 1995   $110,126     -         -        200,000       -
President, Chief
 Executive Officer

Richard Steinke(4)  1995    $34,000     -         -           -          -
Chief Executive
 Officer

(1) Mr. Meyer is presently serving without an employment contract.
(2) Mr. Hough served as President and Chief Executive Officer from December
    1994 to April 1995 and pursuant to the agreement whereby he stepped down in favor of Mr. Meyer.  Mr. Hough is to receive $8,000 per month plus options to purchase 20,000 shares of common stock at $1.00 per share per month until December 1996.
(3) Mr. Gentry served as President/Chief Operating Officer from January 1994 to October 1994 and as President/Chief Executive Officer from October 1994



    to December 1994.
(4) Mr. Steinke served as Chief Executive Officer from July 1994 to October 1994.




     Option Grants in Last Fiscal Year

    The following table sets forth each grant of stock options made during the fiscal year ended June 30, 1996 to each of the Named Executive Officers. No stock appreciation rights ("SARs") have been granted by the Company.

              Individual Grants
                         Percent of
               Number of    Total                     Potential Realizable
              Securities   Options   Exer-            Assumed Annual Rates
              Underlying Granted to  cise             of Stock Price
                Options   Employees  Price            Appreciation for
              Granted (1) in Fiscal ($/Sh) Expiration Option Term (4)
     Name         (#)     Year (2)    (3)     Date          5%     10%       0%

Norman  Meyer    100,000    10.39    $0.10  5/27/1996     -       -    $209,000
Norman  Meyer     50,000     5.19    $1.89 12/16/2000 $26,000 $57,500     -
Dean  Douglas     50,000     5.19    $0.10  5/27/1996     -       -     $89,500
Dean  Douglas     50,000     5.19    $1.89 12/16/2000 $26,000 $57,500     -
John  Haggar      50,000     5.19    $0.10  5/27/1996     -       -     $89,500
John  Haggar      50,000     5.19    $1.89 12/16/2000 $26,000 $57,500     -
Cynthia Castellano 12,500    1.30    $2.09 12/16/2000 $ 6,000 $14,375     -

(1) Options for common shares only, granted through 1995 Incentive Stock Option Plan and the 1995 Directors and Officers Stock Option Plan.
(2) Options to purchase 737,500 shares and 225,000 shares were granted to employees under the Company's 1995 Incentive Stock Option Plan and the 1995 Directors and Officers Stock Option Plan.
(3) Exercise price for Directors and Officers Stock Options was $.10 per restricted share for fiscal year ending 1996 and $1.89 per share for the Incentive Stock Option Plan, which shares when acquired were not restricted.
(4) Calculated based on given interest rate for the five year life of the option. The column headed 0% shows the gain upon exercise of Directors and Officers Options at market price on the date of grant.


Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End
Option/Values

     The following table sets forth the number and value of the unexercised options held by each of the Named Executive Officers at June 27, 1996. None of the Named Executive Officers who hold unexercised options exercised options in the fiscal year ended June 30, 1996.




                                                        Value of
                                           Number of   Unexercised
                                          Unexercised In-the-Money
                                           Options at  Options at
             Shares Acquired     Value     FY-End (#)  FY-End ($)
    Name     on Exercise (#) Realized ($) Exercisable  Exercisable

Norman Meyer          20,000      $41,750  50,000 (1)  $30,500 (1)
                      20,000      (2)
                      20,000      (3)
                      20,000      (4)
                      20,000      (5)
Dean Douglas          10,000      $17,900  50,000 (1)  $30,500 (1)
                      10,000      (6)
                      10,000      (7)
                      10,000      (8)
                      10,000      (9)
John Haggar           10,000      $17,900  50,000 (1)  $30,500 (1)
                      10,000     (10)
                      10,000     (11)
                      10,000     (12)
                      10,000     (13)
Cynthia Castellano     5,000     $22,188    7,500 (1)  $18,750 (1)

 (1) as of 6/30/96
 (2) vests on 4/24/97
 (3) vests on 4/24/98
 (4) vests on 4/24/99
 (5) vests on 4/24/2000
 (6) vests on 3/14/97
 (7) vests on 3/14/98
 (8) vests on 3/14/99
 (9) vests on 3/14/2000
(10) vests on 1/29/97
(11) vests on 1/29/98
(12) vests on 1/29/99
(13) vests on 1/29/2000


Employment Agreements & Executive Compensation


     Mr. Meyer, President & Chief Executive Officer, serves without an employment contract. Mr. Douglas, the Company's Executive Vice President and Chief Operating Officer, has an employment agreement with the Company whereby he receives $6,400 per month in compensation under the terms of an agreement effective until April 24, 1998. Mr. Haggar, the Company's Chief Financial Officer, receives $6,000 per month in compensation under the terms of an employment agreement valid through April 24, 1998.


     Terrence D. Montford also has an employment agreement with the Company's subsidiary, Fry Guy, Inc. as its executive vice president.  Under the terms of this agreement Mr. Montford receives $8,000 per month in regular compensation, the use of a Company automobile, and options to purchase 60,000 shares of the
Company stock at $2.00 per share.  As part of his compensation, Mr. Montford also receives a sum equal to 2 percent of the net income before taxes earned by



Fry Guy, Inc., during any fiscal year for the term of the agreement. Mr. Montford's employment agreement with the Company expires on January 24, 1999.


Incentive Stock Option Plan

     On December 16, 1995, the Shareholders approved the Company's 1995 Incentive Stock Option Plan (the Plan). The purpose of the Plan is to advance the business and development of the Company and its shareholders by affording to the key employees of the Company the opportunity to acquire a propriety interest in the Company by the grant of Options to acquire shares of the Company's common stock. The Options granted are "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, for certain key employees. The Plan is administered by an Administrative Committee whom shall serve a one year term. Until February 17, 1996, the Administrative Committee was composed of James Ricketts, Kevin Jones and Peter Van Oosterhout, who are the Board's Employment Compensation Committee. The Plan was approved by the Board of Directors on September 28, 1995, subject to Shareholder approval, and shall terminate on September 28, 2005. Subject to anti-dilution provisions, the Plan may issue Options to acquire up to 1,000,000 shares to Key Employees. The maximum number of shares subject to Options granted to any one Key Employee shall not exceed 100,000 shares. The exercise price for Options shall be set by the Administrative Committee but shall not be for less than the fair market value of the shares on the date the Option is granted. The period in which Options can be exercised shall be set by the Administrative Committee not to exceed five years from the date of Grant. The Plan may be terminated, modified or amended by the Board of Directors upon the recommendation of the Administrative Committee. The issuance of options pursuant to this Plan is not expected to be a taxable event for recipient until such time that the recipient elects to exercise the option whereupon the recipient is expected to recognize income to the extent the market price of the shares exceeds the exercise price of the option on the date of exercise. All Key Employees of the Company and its subsidiaries are eligible to participate in the Incentive Stock Options. A Key Employee is defined in the Plan as a Company employee who in the judgement of the Administrative Committee has the ability to positively affect the profitability and economic well-being of the Company. Part time employees, independent contractors, consultants and advisors performing bona fide services to the Company shall be considered employees for purposes of participation in the Plan.


                             CERTAIN TRANSACTIONS


     Since the beginning of the most recent fiscal year there have been no related party transactions responsive to this item.



                            PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of May 31, 1996 with respect to the number of shares of the Company's Common Stock beneficially owned by individual directors, by all directors and officers of the Company as a group and by persons who are known to the Company as beneficially owning more than 5% of the outstanding shares of the Company's Common Stock:

PRINCIPAL STOCKHOLDERS

NAME AND ADDRESS                   SHARES              % OF SHARES
                                                       OUTSTANDING
- -----------------------------     ----------           ---------------


Lyons Capital Partners, L.P.,
4365 Executive Drive, Suite 740
San Diego, CA   92121              7,684,170                23.1%

Dennis Schlegel                      204,445 (1)             0.62%

Harold S. Carpenter                  827,649 (2)             2.50%

Norman E. Meyer                      105,500                 0.32%

Dean A. Douglas                       50,550                 0.15%

John E. Haggar                        50,000                 0.15%


Officers and Directors as a
Group (6 individuals)              1,238,144                 3.74%

______________________________________________________________________________


(1)   Includes 153,440 shares indirect ownership.

(2)   Includes 442,169 shares indirect ownership.







                         DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 5,000,000 shares of Preferred Stock, Class A, of which 26 shares, $20,000 par value, have been issued, 20,000,000 shares of Preferred Stock, Class B, none of which has been issued, and 100,000,000 shares of Common Stock, of which 33,146,690 shares are currently issued and outstanding.

Common Stock

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally, including the election of



directors. Subject to the rights of holders of any Preferred Stock outstanding, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding upon of the Company, the holders of Common Stock are entitled to share ratably in any assets remaining after payment of the Company's liabilities. Holders of Common Stock do not have preemptive or other subscription rights. The Common Stock currently outstanding is, and the shares of Common Stock offered by the Company hereby will be, when issued, validly issued, fully paid and non-assessable.

Preferred Stock, Class A

     The Preferred Stock, Class A, may be issued from time to time in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights and terms, special series voting rights and sinking fund provisions applicable to each such series of Preferred Stock, Class A. If the Company issues a series of Preferred Stock, Class A in the future that has special voting rights or preferences over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock may be adversely affected. The issuance of shares of Preferred Stock, Class A could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company and may adversely affect the voting and other rights of the holders of Common Stock. At June 27, 1996, there were 26 issued and outstanding shares of Preferred Stock, Class A, Series 1.


Preferred Stock, Redeemable Preferred Stock, Class B

     The Preferred Stock, Class B may be issued from time to time in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, special series voting rights and sinking fund provisions applicable to each such series of Preferred Stock, Class B. If the Company issues a series of Preferred Stock, Class B in the future that has special voting rights or preferences over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock may be adversely affected. The issuance of shares of Preferred Stock, Class B could be utilized, under certain circumstances, in an attempt to prevent an acquisition of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

Warrants

     The Company has issued 1,366,381 warrants on the purchase of the Corporation's common stock. Of these, 1,304,166 warrants were issued for the purchase of unregistered common stock for a price of $3.00 per share and expiring in 1998. The Company has also issued warrants for the purchase of 62,215 unregistered shares of common stock at a price of $1.00 per share with a warrant expiration date of July 29, 1996. All of these warrants were issued in conjunction with the Company's 1995 private placement of unregistered common stock.


Arizona Anti-Takeover Statute



     The Arizona Corporate Takeover Act was adopted in 1987. The policy of the Act is to prevent unfriendly corporate takeover attempts by third parties.
Article I of the Act deals with, among other things, the prohibition of "green mail." Article II deals with limitation on voting rights of certain individuals acquiring shares in the market, and Article III regulates certain business combinations respecting corporate transactions proposed by insiders and as part of a takeover plan. Arizona corporations may elect to not be governed by Articles II and III of the Act and by doing so may elect to not be subject to the considerable restrictions on a possible tender offer or other takeovers. The Company has not specifically rejected the foregoing provisions and therefore is subject to them.

Transfer Agent

     The transfer agent for the Common Stock is American Securities Transfer and Trust.

Shares Eligible for Future Sale

     The Company has outstanding an aggregate of 33,146,690 shares of Common Stock. Of these shares, 27,438,985 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company as that term is defined under the Securities Act.

     The remaining 5,707,705 shares held by existing shareholders of the Company are "restricted" securities within the meaning of Rule 144 under the Securities Act and are eligible for sale subject to the provisions of Rule 144. Of such shares, 1,197,660 shares of Common Stock have been held for more than three years by shareholders who are not affiliates of the Company and are eligible for sale in the public market in reliance on Rule 144(k) under the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, may sell an amount of restricted securities which were last purchased from the issuer or an affiliate of the issuer a minimum of two years prior to such sale, such that, within any three-month period, such person's sales do not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (331,467 shares), or the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed under Rule 144(h) of the Securities Act, or if no such notice is required, the date of receipt of the order to execute the transaction. In addition, under Rule 144(k), a shareholder who is not deemed an affiliate, and has not been an affiliate for at least three months prior to the sale, is entitled to sell restricted securities which were last purchased from the issuer or an affiliate of the issuer a minimum of at least three years prior to such sale under Rule 144 without complying with the foregoing requirements. In calculating the two- and three-year holding periods described above, a holder of restricted securities can include the holding period of a prior owner who was not an affiliate.

     At March 31, 1996, options to purchase a total of 1,047,500 shares of Common Stock were outstanding, of which options to purchase a total of 987,500 shares were immediately exercisable. An additional 1,512,500 shares of Common Stock will be available for future stock option grants under the Company's stock option plans.



                             PLAN OF DISTRIBUTION

     Selling Shareholders may sell or distribute his Common Stock in transactions through such underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling Shareholders.

     The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (i) in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market or (iii) through the writing of options on the Common Stock (whether such options are listed on an options exchange or otherwise). Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. If the Selling Shareholders effects such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved). The Selling Shareholders and any brokers, dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling Shareholders may pledge his Common Stock from time to time in connection with such Shareholders' financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the underlying Common Stock, such pledgees may be deemed underwriters with respect to such Common Stock and sales by them may be effected under this Prospectus. The Company will not receive any of the proceeds from the sale of any of the Common Stock by the Selling Shareholders.

     Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Shareholders.

     Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dennis Brovarone, Esq., Denver, Colorado.



                                    EXPERTS

     The consolidated financial statements and schedules of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Billie J. Allred, independent public accountant, as indicated in his reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   CHANGE IN COMPANY'S CERTIFYING ACCOUNTANT

     On April 16, 1996, Billie J. Allred, the Company's certifying accountant for the past two fiscal years declined to stand for re-election as auditor. Singer, Lewak, Greenbaum & Goldstein, LLP, Certified Public Accountants were engaged to serve as the Company's new auditors. The selection of Singer, Lewak, Greenbaum & Goldstein, LLP was approved by the Audit Committee of the Company's Board of Directors.

     Mr. Allred's report on the financial statement for the fiscal years ended June 30, 1995 and 1994 contained a qualification based upon the Company's ability to continue as a going concern. Except for this qualification, Mr. Allred's reports have not contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, nor has there been any disagreement with Mr. Allred on any matter of principles or practices, financial statement disclosure or auditing scope or procedure.

     The Company has provided Mr. Allred with a copy of the disclosure contained herein and has requested that Mr. Allred provide the Company with a letter addressed to the Securities and Exchange Commission stating whether he agrees with the disclosure. Mr. Allred has provided such a letter which is incorporated as an Exhibit to the Registration Statement of which this Prospectus is a part.



                                    PART II

                    INFORMATION NOTE REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

The costs of issuance and distribution which will be borne by the Selling Shareholders are estimated as follows:

     SEC Registration Fee ........................       $831

     Blue Sky Fees and Expenses ..................     10,000

     Accounting Fees and Expenses ................      5,000

     Legal Fees and Expenses .....................     30,000

     Printing and Engraving ......................      2,500

     Miscellaneous ...............................      2,500

          TOTAL ..................................    $50,831




ITEM 14.     Indemnification of Directors and Officers.

     A.R.S. 10-202(B)(1) limits or eliminates the liability of a director of a corporation for money damages for any action taken or not taken as a director in all instances except: (i) instances where a director receives financial benefits to which he is not entitled; (ii) any intentional infliction of harm on the corporation or its shareholders; (iii) the making of unlawful distributions; and (iv) intentional violations of criminal law.

     The Company's Articles of Incorporation and Bylaws, a copy of which are incorporated as Exhibits 3.1 and 3.2 to this Registration Statement, provide for indemnification of directors, officers, employees or agents of the Company to the full extent permitted by the above-mentioned section of the Act.

ITEM 15.     Recent Sales of Unregistered Securities.

     From July 1, 1995


     a). Issued 2,608,333 shares in exchange for cash in the amount of $3,131,000. The transactions were part of a private placement authorized by management.

     b). Issued 64,400 shares in exchange for satisfaction of debts in the amount of $104,750. The transactions occurred on two separate occasions during the year.

          The first transaction occurred during July 1995. The Company issued 51,600 shares in exchange for satisfaction of debt totaling $96,750 or $1.88 per share. The low bid for that month was $1.81, and the high bid was $2.56.

          The second transaction occurred during January 1996.  The Company



issued 12,800 shares in settlement of a lawsuit. The value of these shares under the settlement was $8,000.

     c). Issued 26,104 shares to several individuals, all of whom are related parties. These services were valued, by mutual agreement, in the amount of $29,000, and shares were issued at no less than 50% of the current market price of the shares on the dates involved.

     d). Issued 225,000 shares to several officers as part of the Directors and Officers Stock Option Plan. The amount paid for these shares was $22,500.

     e). Issued 200,000 shares to former related party in exchange for $293,750 in cash upon exercise of an option granted in settlement of a cancelled employment agreement. The settlement is valued at no less that 50% of the current market price of shares on the dates the shares were issued under the agreement.

     f). Issued 18,750 shares for services provided by unrelated third parties. These services were valued, by mutual agreement, in the amount of $41,016, and shares were issued at no less than 50% of the current market price of the shares on the date of the agreement.


     g). Issued 60,000 shares of stock in exchange for $60,000 in cash. The shares were issued for settlement of a contract dispute related to marketing the Company's products in Europe.



Item 16.     Exhibits and Financial Statement Schedules.

    (a)   Exhibits

Exhibit
Number

3.1   Articles of Incorporation of the Registrant.

3.2   Bylaws of the Registrant.

5.1   Opinion of Dennis Brovarone, Esq.

10.1  Material Contracts.

16.1  Letter of Billie J. Allred, CPA re: Change of Certifying Accountant

21.1  Subsidiaries of the Registrant.

23.1  Consent of Dennis Brovarone, Esq. (included in Exhibit 5.1).

23.2  Consent of Billie J. Allred, CPA.

    (b)   Financial Statement Schedules

     All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.



ITEM 17.     Undertakings.

    (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14-Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b)   The undersigned registrant hereby undertakes:

          (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (b)(i)(A) and (b)(i)(B) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registration pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered



     therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (iv) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statement required by 210.3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (b)(iv) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statement and information required by Section 10(a)(3) of the Act or 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

                  ALANCO ENVIRONMENTAL RESOURCES CORPORATION
                                      AND
                                 SUBSIDIARIES


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
Report of Independent Public Accountants....................................

Consolidated Balance Sheet, June 30, 1994 and 1995
     and March 31, 1996 (unaudited).........................................

Consolidated Statement of Operations for the years ended
     June 30, 1993, 1994 and 1995 and the
     nine months ended March 31, 1995 and 1996 (unaudited)..................

Consolidated Statements of Shareholders' Equity
     for the years ended June 30, 1993, 1994 and 1995
     and the nine months ended March 31, 1996 (unaudited)...................

Consolidated Statements of Cash Flows
     for the years ended June 30, 1993, 1994 and 1995
     and the nine months ended March 31, 1995 and 1996......................

Notes to Consolidated Financial Statements..................................

                         INDEPENDENT AUDITOR'S REPORT


Board of Directors
Alanco Environmental Resources Corporation
Scottsdale,  Arizona

     I have audited the accompanying consolidated balance sheet of Alanco Environmental Resources Corporation (formerly known as Alanco Resources Corporation) and subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended June 30 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

     I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects the financial position of Alanco Environmental Resources Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for the years ended June 30, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 11, the Company's consulting geologist has stated in his report that certain of the company's mining properties lack economic feasibility based on the extent of exploration to date. However, the consulting geologist has also stated that, in his opinion, the Company should continue its exploration efforts on all properties until an economically feasible ore body is proved or a decision is reached to abandon the property.

     The realization of the Company's remaining investment in assets consisting of the mill and refinery, mining equipment, investments in and advances to partnerships, and investment in all other mineral properties totaling $6,726,554 at June 30, 1995, depends on the success of the company's efforts to realize, through continued exploration and development or sale, estimated recoverable mineral reserves. The financial statements do not include any additional adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 15, the Company and subsidiaries have been named as a defendant in several lawsuits. It is not possible at present for the Company to estimate the amount of judgments, if any, that might be allocated to the Company or its subsidiaries. No provision for any liability that may result has been made in the accompanying financial statements.

     As discussed in Note 10, the Company acquired certain patents, patents pending, and patent application technology for various pollution control equipment with a total book value of $121,647 at June 30, 1995. The recoverability of these assets is dependent upon the success of the Company's marketing efforts, successful completion of EPA certification and its ability to obtain sufficient working capital to finance the production and installation of such pollution control equipment.

     The accompanying financial statements have been prepared assuming the
Company will continue as a going concern.  The company has incurred significant operating losses for the years ended June 30, 1995, 1994 and 1993.  This factor
raises substantial doubt about its ability to continue as a going concern.  The
Company's continued existence is dependent upon its ability to increase revenue in the business segments in which it operates, and its ability to realize the value of its investment in mineral properties from either the sale of these properties or to raise additional cash to place these properties into operation.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                    Billie J Allred CPA

Tempe, Arizona
September 28, 1995



ALANCO ENVIRONMENTAL RESOURCES
CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
JUNE 30, 1994 AND 1995
AND MARCH 31, 1996

                 ASSETS                    JUNE 30, 1994     JUNE 30, 1995   MARCH 31, 1996


                                                                               (unaudited)
CURRENT ASSETS:
   Cash                                      $1,935,915          $607,411       $1,360,524
   Accounts receivable (Note 4a)                387,464           506,027          631,869
     Allowance for doubtful accounts           (25,600)          (25,189)                -
   Contracts in process (Note 5)                      -                 -                -
   Notes receivables
     Unrelated parties (Note 4b)                      -           144,407          244,406
     Related party (Note 4c)                    181,722                 -          310,000
     Other (4d)                                 655,773           907,368          527,132
   Inventory of finished and unfinished
     goods at lower of costs or market        1,106,764         1,011,701        1,573,645
     (Note 5)
   Marketable securities (Note 6)                     -           148,400                -
   Prepaid expense                               41,270            38,435          107,210
Total current assets                          4,283,308         3,338,560        4,754,786

PROPERTY, PLANT AND EQUIPMENT (AT
COST):
   Corporate office (Note 7a)                 1,200,000                 -                -
   Manufacturing facilities and               2,299,304         1,676,247        1,690,569
     property (Note 7b)
   Manufacturing equipment (Note 7b)          1,090,076         1,000,427        1,008,281
   Restaurant equipment (Note 7c)                     -           724,470          846,970
   Furniture and equipment (Note 7d)            232,591           386,600          546,343
   Less accumulated depreciation              (168,204)         (394,436)        (651,164)
Total property, plant and equipment           4,653,767         3,393,308        3,440,999

OTHER ASSETS:
   Investment in restricted securities          580,000           100,000          100,000
     (Note 8)
   Costs in excess of book value on
     acquisition of wholly owned
     subsidiaries less accumulated                    -         6,295,784        5,975,774
     amortization of $102,419 at June
     30, 1995 and $422,430 at March 31,
     1996 (Note 9)
   Installment sale contract receivable       1,375,000         1,240,000        1,225,000
     (Note 14)
   Patents, patents pending and patent
     application  technology, less
     accumulated amortization of                122,842           121,647          194,618
     $63,558 at June 30, 1994, $83,678
     at June 30, 1995 and $98,769 at
     March 31, 1996 (Note 10)
     Mineral properties and related
        assets (Note 11)
     Mineral Properties, at cost              6,768,842         6,170,676        6,170,676
     Mill and refinery, less
        accumulated depreciation of             328,487           296,702          280,809
        $360,209 at June 30, 1994,
        $391,994 at June 30, 1995 and
        $407,886 at March 31, 1996
     Other mining equipment, less
        accumulated depreciation of             158,233           107,831           82,629
        $708,380 at June 30, 1994,
        $758,783 at June 30, 1995 and
        $783,984 at March 31, 1996
     Other (Note 12)                             11,283           151,345           95,469
Total other assets                            9,344,687        14,483,985       14,124,976
TOTAL ASSETS:                               $18,281,762       $21,215,852      $22,320,762


  LIABILITIES AND SHAREHOLDERS'
              EQUITY                  JUNE 30, 1994       JUNE 30, 1995       MARCH 31, 1996


CURRENT LIABILITIES                                                             (unaudited)
   Notes payable, shareholders               $66,685             $53,685              $45,082
   Notes and contracts payable                77,949               2,489                    -
   Current maturities of long-                     -              93,987               94,642
     term liabilities
   Accrued payroll taxes                     219,000             141,500               93,292
   Accounts payable                          409,927             416,356              345,496
   Accrued salaries, wages and                     -              69,173              103,015
     commissions
   Accrued expenses                           59,404             109,845               75,112
   Accrued expenses - related                  2,736                   -                    -
     parties
   Advance from officers and                  16,484                   -                    -
     directors
Total current liabilities                    852,185             887,035              756,638
LONG-TERM LIABILITIES                              -             463,834              390,013
Total Liabilities                            852,185           1,350,869            1,146,651
UNREALIZED INCOME ON INSTALLMENT           1,101,782             969,104              887,587
SALES (NOTE 14)
COMMITMENTS AND CONTINGENCIES                      -                   -                    -
(NOTE 15)
REDEEMABLE PREFERRED STOCK, CLASS
A (NOTE 16)
   Preferences established by the
     Board of Directors 5,000,000
     shares authorized at all
     periods presented, 26
     shares, $20,000 per value,
     non-cumulative, voting                        -             295,062              321,618
     issued and outstanding at
     March 31, 1996 and June 30,
     1995 and none issued and
     outstanding at June 30, 1994
SHAREHOLDERS' EQUITY (NOTE 2 AND
17
   Preferred stock, Class B,
     cumulative, voting                            -                   -                    -
     20,000,000 shares authorized
     and none issued
   Common stock, no par value
     100,000,000 shares
     authorized at all periods
     presented, issued and                40,958,845          47,885,245           51,493,165
     outstanding 29,924,057 at
     June 30, 1995 and 22,687,487
     at June 30, 1994
   Common stock subscriptions              (100,000)                   -                    -
     receivable
   Accumulated deficit                  (24,531,049)        (29,284,429)         (31,528,259)
Total shareholders' equity                16,327,796          18,600,816           19,964,906
TOTAL LIABILITIES AND                    $18,281,762         $21,215,852          $22,320,762
SHAREHOLDERS' EQUITY
/TABLE

ALANCO ENVIRONMENTAL RESOURCES
CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1993, 1994 AND 1995
AND THE NINE MONTHS ENDED MARCH 31, 1995 AND 1996

                       JUNE 30, 1993    JUNE 30, 1994     JUNE 30, 1995      MARCH 31, 1995   March 31, 1996

                                                                               (unaudited)
REVENUES (Notes 2
and 19)
   Related parties             $7,987                $-                $-                 $-              $-
   Environmental                    -           105,000           107,000            107,000               -
     services
   Restaurant service               -                 -            26,037                  -         401,331
   Insurance                        -                 -           180,178                  -         981,125
     adjusting
   Mining and mining            3,000             1,000            10,000                  -               -
     services
   Manufacturing                    -         1,374,632         3,069,773          2,226,505       2,453,603
   All other                        -           100,883            45,195             43,313          19,197
Total Revenues                 10,987         1,581,515         3,438,183          2,376,819       3,855,256
OPERATING EXPENSES
(Note 5)
   Direct Service
     Environmental            237,778         1,647,165           212,366          1,168,298         301,293
        industry
     Restaurant
        equipment and               -                 -            22,065                  -         280,480
        supply
        industry
     Insurance                      -                 -            74,252                  -         431,233
        adjusting
        industry
     Mining industry        2,832,001           480,646           205,446            178,812          49,127
     Manufacturing                  -         1,719,046         2,644,495          2,486,514       1,688,663
        industry
   General and                800,578           888,642         2,769,039            194,445       3,267,827
     administrative
   Loss on settlement               -             9,000                 -             37,500               -
     of lawsuit
   Write-off                  318,543                 -                 -                  -               -
     partnership
     interests
   Write-off other              7,598                 -                 -                  -               -
     investment
   Write-off
     receivable as                  -           217,560                 -                  -               -
     uncollectible
Total operating             4,196,498         4,962,059         5,927,663          4,065,569       6,018,623
expenses
LOSS FROM OPERATIONS      (4,185,511)       (3,380,544)       (2,489,480)        (1,688,750)     (2,163,368)
OTHER INCOME AND
(EXPENSE)
   Interest income                129            16,874            62,043             58,473          35,834
   Interest expense          (25,913)          (20,368)          (16,831)            (4,424)        (77,022)
   Gain on sale of                  -             2,653           118,099                  -               -
     asset
   Loss on disposal                 -                 -                 -                  -        (28,010)
     of security
   Loss on sale of                  -           (2,409)          (68,262)                  -               -
     assets
   Other income               (8,500)           (5,500)          (37,500)             95,485        (11,265)
     (expense)
Total income and             (34,284)           (8,750)            57,549            149,534        (80,462)
(expense)


See notes to consolidated financial statements.


                       JUNE 30, 1993    JUNE 30, 1994     JUNE 30, 1995      MARCH 31, 1995   March 31, 1996

                                                                              (unaudited)
LOSS BEFORE
   EXTRAORDINARY ITEM     (4,219,795)       (3,389,294)      (2,431,931)        (1,539,216)     (2,243,830)
EXTRAORDINARY ITEM
   Forgiveness of             117,622             5,126           87,974                  -               -
     debt
   Write-down of
     investment                     -                 -        (431,600)                  -               -
     securities
   Sale of building                 -                 -        (666,380)          (526,091)               -
     and furniture
   Loss on disposal                 -         (455,797)                -                  -               -
     of product line
   Write-down on                    -                 -        (598,166)                  -               -
     mineral
     property
   Write-down on
     manufacturing
     facility and                   -                 -        (713,277)          (713,277)               -
     related
     equipment
Total extraordinary           117,622         (450,671)      (2,321,449)        (1,239,368)               -
item
NET LOSS                 ($4,102,173)      ($3,839,965)     ($4,753,380)       ($2,778,584)    ($2,243,830)
NET INCOME (LOSS)
   PER SHARE OF
   COMMON STOCK
   Before                     ($0.33)           ($0.19)          ($0.10)            ($0.07)         ($0.07)
     extraordinary
     items
   For Extraordinary             0.01            (0.02)           (0.10)             (0.06)               -
     items
NET LOSS PER SHARE
   OF COMMON STOCK            ($0.32)           ($0.21)          ($0.20)            ($0.13)         ($0.07)
Weighted average
   number of shares                                                              22,793,759      31,334,310
   outstanding during
   period


See notes to consolidated financial statements.

ALANCO ENVIRONMENTAL RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1993, 1994 AND 1995
AND FOR THE NINE MONTHS ENDED MARCH 31, 1996


                                 COMMON STOCK

                                                                SUBSCRIPTIONS      ACCUMULATED
                                    SHARES         AMOUNT         RECEIVABLE         DEFICIT             TOTAL

Balances, June 30, 1992              7,381,755    $23,654,138      ($1,059,039)     ($16,588,913)         $6,006,186
Issued on subscriptions
   receivable (Note 15p)               621,159        250,864         (250,864)                 -                  -

Collection of subscriptions                  -              -           907,343                 -            907,343
receivable
Issued for the following:

   Cash (Note 17a)                   1,015,500        411,375                 -                 -            411,375
   Services (Note 17b)                 254,000         95,375                 -                 -             95,375
   Purchase mineral property
     interest (Note 17c)             2,380,000      1,487,492                 -                 -          1,487,492
   Purchase mineral property
     interest (Note 17i)               235,000        558,125                 -                 -            558,125
   Purchase environmental
     partnership interest (Note        340,000        212,500                 -                 -            212,500
     17d)
   Conversion of debt to equity
     (Note 17f)                      2,799,534      1,468,702                 -                 -          1,468,702
   Conversion of preferred
     stock                           1,200,000        750,000                 -                 -            750,000
     (Note 17e)
   Option (Note 17h)                     5,000          4,400                 -                 -              4,400

Net loss                                                                              (4,102,173)        (4,102,173)

Balances, June 30, 1993             16,231,948     28,892,971         (402,560)      (20,691,086)          7,799,325

Collection of subscriptions                  -              -           302,560                 -            302,560
receivable
Issued for the following:
   Cash (Note 17j)                   4,240,539      7,358,063                 -                 -          7,358,063
   Conversion of debt to equity
     (Note 17k)                        165,000        257,813                 -                 -            257,813
   Acquisition of manufacturing
     assets  Note 17l)               1,200,000      3,600,000                 -                 -          3,600,000
   Acquisition of corporate
     building (Note 17m)               650,000        650,000                 -                 -            650,000
   Services (Note 17n)                 200,000        200,000                 -                 -            200,000

Net Loss                                                                              (3,839,964)        (3,839,964)

Balances, June 30, 1994             22,687,487     40,958,847         (100,000)      (24,531,050)         16,327,797

Write off subscription                       -      (100,000)           100,000                 -                  -
Issued for the following:
   Cash (Note 17o)                     440,600        279,938                 -                 -            279,938
   Services and debt (Note 17p)        395,600        358,591                 -                 -            358,591
   Satisfaction of debt (Note           50,000         37,500                 -                 -             37,500
   17q)
   Acquisition of subsidiary                                                                                       -
   in:
     Restaurant equipment
        industry (Note 17s)          4,600,000      4,600,000                 -                 -          4,600,000
     Insurance adjusting
        industry (Note 17r)          1,750,370      1,750,370                 -                 -          1,750,370

Net loss                                                                              (4,753,380)        (4,753,380)

Balances, June 30, 1995             29,924,057     47,885,246                 -      (29,284,429)         18,600,816
Issued for the following:                                                                       -
   Cash                              2,668,333      3,189,988                 -                 -          3,189,988
   Stock options                       319,500        365,416                 -                 -            365,416
   Services                              3,362          3,500                 -                 -              3,500
   Settlement of dispute                12,800          8,000                 -                 -              8,000
   Acquisition of intellectual
     property                           18,750         41,015                 -                 -             41,015

Net loss                                     -              -                 -       (2,243,830)        (2,243,830)
Balances, March 31, 1996           $32,946,802    $51,493,165                $-     ($31,528,259)        $19,964,906


See notes to consolidated financial statements.

ALANCO ENVIRONMENTAL RESOURCES
CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993
AND THE NINE MONTHS ENDED MARCH 31, 1995 AND 1996

                                  JUNE 30, 1993     JUNE 30, 1994    JUNE 30, 1995      MARCH 31, 1995    MARCH 31, 1996
                                                                                        (unaudited)       (unaudited)

CASH FLOWS FROM OPERATING
ACTIVITIES
   Net loss                          ($4,102,173)     ($3,839,964)      ($4,753,380)        ($2,778,584)      ($2,243,830)
   Adjustments to reconcile net
     loss to net cash (used in)
     operating activities:
   Depreciation                           101,006          213,892           365,023             271,008           340,872
   Amortization                            15,674           15,565            90,768              11,674           335,102
   Loss on sale of assets                       -            2,409            68,262                 884            51,322
   Gain on sale of assets                       -          (2,653)         (118,099)             (7,678)          (12,357)
   Loss on settlement of lawsuit                -            9,000                 -                   -                 -
   Other expense                                -            5,500            37,500              37,500            71,387
   Extraordinary items, net             (117,622)          450,671         2,321,449           1,239,368                 -
   Stock issued for services and           95,375          200,000           353,591             125,000            42,191
     expenses
   Stock issued for mineral
     property interest                  2,045,617                -                 -                   -                 -
     acquisition
   Stock issued for acquisitions
     of asphalt partnership               212,500                -                 -                   -                 -
     interest
   Stock issued for option                  4,400                -                 -                   -                 -
   Write-off partnership                  318,543                -                 -                   -                 -
     interests
   Write-off other investment               7,598                -                 -                   -                 -
   Write-off uncollectible                      -          217,560                 -                   -                 -
     receivables
   Write-down mineral property                  -          168,211                 -                   -                 -
     valuation
   Forgiveness of debt                          -                -                 -            (87,974)                 -
   Imputed interest preferred                   -                -                 -                   -            26,556
     stock
   (Increase) Decrease in                                                                                                -
     assets:
   Prepaid expenses                      (17,082)         (24,188)             2,835              11,014          (68,775)
   Accounts receivable                          -        (581,714)         (118,563)             (2,881)         (151,031)
   Allowance for doubtful                       -           25,600               411                   -                 -
     accounts
   Notes receivables                            -        (837,495)         (214,208)              62,799             5,236
   Inventory                                    -        (620,538)            95,063             184,398         (561,944)
Increase (Decrease) in                                                                                 -
Liabilities:
   Accounts payable                       (8,022)          242,469             6,429           (102,600)          (70,860)
   Billing in excess of costs            (86,934)         (30,000)                 -                   -                 -
   Deferred income                              -          195,000                 -                   -                 -
   Notes payable                                -                -             2,489                   -           (8,603)
   Advances from officers and             540,035         (63,859)          (16,484)            (13,484)                 -
     directors
   Accrued liabilities and other        (125,376)          116,596            45,271            (94,967)          (51,589)
Total adjustments                       2,985,712        (317,974)         2,921,737           1,634,061          (52,493)
Net cash (used in) operating          (1,116,461)      (4,157,938)       (1,831,643)         (1,144,523)       (2,296,323)
activities
CASH FLOWS FROM INVESTING
ACTIVITIES
   Additions to property, plant
    and equipment
     Corporate office                           -       ($600,000)                 -                   -                 -
     Manufacturing facility                     -        (458,283)          (49,718)            (91,915)          (14,322)
     Manufacturing equipment                    -        (217,267)          (92,804)                   -          (87,346)
     Restaurant equipment                       -                -         (184,470)                   -         (122,500)
     Furniture and equipment              (3,572)        (116,251)          (64,633)            (20,685)         (159,743)
   Additions to patent value             (13,690)         (63,754)          (18,925)            (18,925)          (47,047)
   Additions to mineral property         (58,214)        (165,000)                 -                   -                 -
   Investment in PPM                            -                -                 -           (365,220)                 -
   Installment sales receivable                 -                -                 -              10,000            15,000
   Advances on notes receivable                 -                -                 -                   -         (410,000)
   Proceeds from sale of
     property, plant and                        -                -           623,954               8,909            13,970
     equipment (Note 7a)
   Proceeds from sale of                        -                -                 -                   -           120,390
     securities
   Adjustment to installment                    -                -                 -                   -          (70,000)
     sale
   Collection on receivable-                    -                -                 -                   -           375,000
     other
   Deposits and accrued interest                -          (5,143)           (4,170)            (15,456)           (7,513)
Net cash provided by (used in)
   investing activities                  (75,476)      (1,625,698)           209,234           (493,242)         (394,111)

See notes to consolidated financial statements.

                                   JUNE 30, 1993    JUNE 30, 1994    JUNE 30, 1995      MARCH 31, 1995     MARCH 31, 1996

CASH FLOWS FROM FINANCING
ACTIVITIES
   Stock options exercised                      -                 -               -                    -           326,725
   Proceeds from borrowings                     -                 -          38,265               39,220                 -
   Payments on borrowings                (26,500)          (25,959)        (24,299)             (14,908)          (73,166)
   Stock subscriptions collected          907,243            85,000               -                    -                 -
   Proceeds from sale of stock            411,375         7,558,062         279,938               35,938         3,189,988
Net cash provided by financing          1,292,218         7,617,103         293,904               60,250         3,443,547
activities
(DECREASE) INCREASE IN CASH               100,281         1,833,467     (1,328,505)          (1,577,565)           753,113
CASH AT BEGINNING OF PERIOD                 2,168           102,449       1,935,916            1,935,915           607,411
CASH AT END OF PERIOD                    $102,449        $1,935,916        $607,411             $358,350        $1,360,524
Supplemental disclosure of non-
   cash
   operating, investing and
   financing activities:
Conversion of the following
   liabilities
   to equity:
   Notes payable, shareholders             $8,019                $-              $-                   $-                $-
     Current maturities of
        notes and                          91,291                 -               -                    -                 -
        contracts payable
     Services                                   -                 -           5,000                5,000            42,191
     Accrued expenses - related           238,414                 -               -                    -                 -
        parties
     Accrued expenses                      91,314                 -               -                    -                 -
     Advances from officers and           859,664           257,813               -                    -                 -
        directors
     Long-term liabilities                      -                 -               -                    -                 -
     Cumulative dividends on
        preferred stock                   180,000                 -               -                    -                 -
     Class "A" preferred stock            750,000                 -               -                    -                 -
   Issuance of capital stock                                                                           -
     for:
     Acquisition of                             -         3,600,000               -                    -                 -
        manufacturing assets
     Corporate office                           -           600,000               -                    -                 -
     Furniture and fixtures                     -            50,000         113,387                    -                 -
     Stock subscriptions                        -            85,000               -                    -                 -
        receivable
     Restaurant equipment                       -                 -         540,000                    -                 -
     Acquisition of                             -                 -               -                    -            41,015
        intellectual property
     Settlement of dispute                      -                 -               -               37,500             8,000
     Costs on acquisition of
        subsidiaries in excess                  -                 -       6,465,346                    -                 -
        of book value
Cumulative dividend accrued on
   Class A Preferred Stock                      -                 -               -                    -                 -


See notes to consolidated financial statements.







          NOTE 1.      BUSINESS ACTIVITY

               Alanco's business activity for the past several years, has emphasized diversification. Alanco (the "Company") has expended substantial time and resources on development of its majority-controlled subsidiary's pollution control device EDSS (Environetics Dry Scrubber System), the CDSI (Charged Dry Sorbent Injection System) and the acquisition of operating subsidiaries in three different business segments.

               These business segments include:

                    i) manufacturing for the agricultural and dust control industry, which acquisition was effective on December 16, 1993,

                   ii) wholesale equipment supplier to the food service industry, effective May 1, 1995 and

                  iii) insurance adjusting a service oriented business segment, effective May 1, 1995.


          NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

               a. Principles of consolidation. The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and the accounts of the 70.60% owned subsidiary Environetics, Inc. ("Environetics"). All significant intercompany transactions have been eliminated. Results of operations of subsidiaries acquired during the current fiscal year are consolidated from the date of acquisition.

               b. Property, plant and equipment. Property, plant and equipment, including amounts for capitalized leases, are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets as set forth in table 1:

                     Mill, Refinery and Mining Equipment     18-22 years
                     Buildings                               32 years
                     Furniture, Equipment and Other Assets   5-7 years

                                TABLE 1 - USEFUL LIFE

          The costs of improvements, which substantially extend the useful life of a particular asset, are capitalized. Repair and maintenance costs are charged to expense.

               c. Service income recognition. Insurance claim adjustment income is recognized on an accrual basis as earned.





               d. Net loss per share. Net loss per share has been calculated based on net losses for the periods divided by the weighted average number of shares of common stock outstanding during the periods presented. The weighted average number of shares of common stock outstanding for the periods presented are as set forth in Table 2.

                     Year ended June 30, 1995                23,839,969
                     Year ended June 30, 1994                18,253,730
                     Year ended June 30, 1993                12,974,995

                     TABLE 2 - WEIGHTED AVERAGE NUMBER OF SHARES

               e. Amortization of patents and patents pending and patent application technology. Amortization of the patents, patents pending and patent application technology is being recorded on a straight-line basis from the date of acquisition, by the Company, or the date of issuance over the initial life of the patent which is seventeen years.

               f. Financial Accounting Standards No. 109. During the year ending June 30, 1995, the Company adopted FASB Statement 109, on accounting for income taxes. Under the new rules, assets and liabilities acquired in prior years' purchase business combinations must be adjusted from net-of-tax amounts to pre-tax amounts. The Company has not generated profits to date and therefore is not subject to income taxes which would require adjusting income from continuing operations. The effect of adopting this standard does not have a material effect upon the financial statements.


          NOTE 3.      RELATED PARTY TRANSACTIONS (SEE NOTES 4, 16, AND
                       17).

               During the year ended June 30, 1994, River Capital Corporation loaned the Company $210,000 which the Company acknowledged by executing a promissory note in River's favor. Later in the year, River elected to exchange this note, plus interest and other obligations due River into equity totaling $257,813. River received 165,000 shares of common stock which represent 0.73% of the shares outstanding at June 30, 1994.

               For other related party transactions refer to Note 17 items e, f, k, o, and p.


          NOTE 4.      ACCOUNTS AND NOTES RECEIVABLE

              (a) Accounts receivable, at June 30, 1995 represent $350,802 due from the sale of manufactured products, $83,428 insurance adjusting revenues, $11,317 in wholesale food service sales, $10,000 in the environmental sales and miscellaneous receivables of $25,291.





               Accounts receivable, at June 30, 1994, represent $6,000 due from the sale of assets and $381,464 due from sales of manufactured products. A $25,600 allowance for doubtful accounts was made to reflect the uncertain collectability for amounts due for the installation of a dust control system.

              (b) Notes receivable at June 30, 1995, represents $100,000 due from an unrelated third party for an advance on marketing expenses in Europe, $34,320 due from Water Chef, an unrelated third party, for the purchase of office furniture and accrued rent under a sub-lease and a miscellaneous receivable of $10,086.

              (c) Receivable Related Party consists of a note due from D. Harrison Gentry, former COO and president, in the amount of $181,722. This receivable was represented by a non-interest bearing note for a period of ninety (90) days with interest at the rate of 7.25%. During the year ended June 30, 1995, the Company and Mr. Gentry reached a mutual cancellation of his employment agreement which provides for the forgiveness of this note over a three year period. The Company recorded one-third of this note as salary expense with the balance recorded in other assets (See Note 12).

              (d) During the year ended June 30, 1995, the Company agreed to advance an additional $350,000 to Phoenix Medical Management
          (PMM) and forgive the note receivable and plus accrued interest of approximately $516,000 in exchange for 70% of the outstanding shares of PMM. Subsequently, the Company sold 86% of this interest (60%) to Amarante Financial S.A., an unrelated third party. The terms of sale provide for total payments of $870,000 beginning July 15, 1995 at the rate of $75,000 per month with a balloon payment of $495,000 due on December 15, 1995. Subsequent to June 30, 1995, the Company has received, in a timely manner, the July, August and September payments which total $225,000.

               Receivables Other at June 30, 1994 included $500,000 from Phoenix Medical Management (PMM); $100,000 due from an unrelated third party for an advance on marketing expenses in Europe; $50,000 due from an unrelated third party on the sale of furniture, office equipment and telephone line rental from the Company's manufacturing business; $5,000 due from Dryer Master; and $773 due from Kansas State Unemployment. During the year ended June 30, 1994, the Company received $50,000 on the sale of furniture, $5,000 due from Dryer Master and $773 due from the Kansas State Unemployment.


          NOTE 5.      INVENTORY OF FINISHED AND UNFINISHED GOODS

               As of June 30, 1995, the Company had $1,011,701 in inventory. The Components of this inventory are $478,452 in raw materials and purchased stock items; $104,712 in sub-assemblies; $241,966 of finished product and $186,571 of work in process. All inventory items are in the manufacturing industry segment of the





          Company's business except for $180,149 of finished product which is Perfect Fry 686 machines held for sale in the restaurant equipment and supply industry and $21,545 of work in process which is in the insurance adjusting industry.

               During the year ended June 30, 1994, Alanco acquired $1,417,300 of inventory of raw materials, finished and unfinished goods with the purchase of the manufacturing assets. The Company disposed of one product line which the prior owner had marketed. As part of the disposal, the Company recorded a loss on sale of assets of $455,797.

               As of June 30, 1994, the Company had $1,106,764 in inventory of raw materials, parts, components, finished goods and work in process. The components of this inventory are $643,801 in raw materials and purchased stock items, $164,305 in sub-assemblies; $143,797 of finished product and $154,861 of work in process.


          NOTE 6.      MARKETABLE SECURITIES

               The Company owns 500,000 shares of Princeton Electronic Products, Inc., a publicly traded corporation ("Princeton"), which were acquired in February of 1992. The Company has recorded these shares on its books at the current listed market price of $0.30 per share the lower cost or market for a total of $148,400 (See Note 8).


          NOTE 7  PROPERTY, PLANT AND EQUIPMENT

              (a) On May 16, 1994 the Company purchased the land, building and office furnishings at 151 South Main, Salt Lake City, Utah for cash in the amount of $600,000 and 650,000 shares of stock valued at $650,000. The total purchase price was allocated as follows: $200,000 for land, $1,000,000 for the building and $50,000 for office furnishings.

               During the year ended June 30, 1995, the Company relocated its' office to Scottsdale, Arizona and sold the Salt Lake City office building and furnishings. The sales price was $650,000 in cash which was allocated to the current depreciated value of the furnishings, with the balance to the land and building. As a result of the sale and associated costs therein, the Company recorded a net loss on the transaction of $666,380 which has been recorded as an extraordinary loss.

              (b) On January 3, 1994 the Company purchased land, buildings, manufacturing equipment, and inventory for cash in the amount of $1,168,648 and 1,200,000 shares of common stock valued at a total of $3,600,000. The purchase price was allocated $2,267,348 to manufacturing facility and property; $1,102,000 to manufacturing equipment; and $1,417,300 to inventory.





               The company has spent an additional $31,956 to remodel existing facilities.

               During the year ended June 30, 1995, management placed the Boone, Iowa manufacturing facility for sale. The Company received an appraisal on the property which indicated a market value of $320,000 based upon the properties location, condition and closure. As a result of this appraisal, the Company has recorded a write down of $672,775 in the value of this manufacturing facility which has been recorded as an extraordinary item.

              (c) During the year ended June 30, 1995, the Company acquired an operating subsidiary Fry Guy, Inc., a Nevada corporation (See Note 21). As part of that acquisition, the Company acquired wholesale food equipment with a value of $724,470, which represents 236 deep frying machines. 162 of these machines were installed under agreement in Wal-Mart stores. The remaining 74 are demonstration units of which 61 units are used for sales promotions by Ore-Ida's national distributor system.

              (d) During the year ended June 30, 1995, the company purchased furniture and equipment totaling $64,633 for cash and acquired additional furniture and equipment totaling $113,387 for stock.

               During the year ended June 30, 1994, the company purchased $37,664 of computer, telephone and video equipment, $9,457 of testing equipment for the pollution control device, $60,280 for corporate vehicles and $55,455 in miscellaneous office furniture and equipment. The Company sold assets with a cost of $38,497 and accumulated depreciation of $30,438 for $6,000 and recorded a loss on disposal of assets of $2,058.


          NOTE 8.      INVESTMENT IN RESTRICTED SECURITIES

               During the year ended June 30, 1995, and subsequent to the actions referred to in Note 4d, the Company sold 16% of its remaining interest in PMM to Dixie National Corporation, a NASDAQ listed public company, for 200,000 shares of their common stock. These securities were issued and acquired pursuant to exemptions available under the Securities Act of 1934, as amended, and carry a restrictive legend on the face of the certificate. This restriction limits the resale of these securities until such time as they are either registered with the Securities and Exchange Commission or an exemption from registration is available to the Company.

               The Company carries these shares on its books at the current listed market price as quoted on the NASDAQ system and recorded a gain on the exchange of shares totaling $100,000.





          NOTE 9.      COSTS IN EXCESS OF BOOK VALUE OF SUBSIDIARIES
                       ACQUIRED

               During the year ended June 30, 1995, the Company acquired three operating subsidiaries in two different business segments. These subsidiaries are Fry Guy, Inc. and Chappell Financial, Inc., which currently operate in the restaurant equipment and supply industry and Unique Systems, Inc. D.B.A. National Affiliated Adjustment Company, Inc. which is in the insurance adjusting industry. Management, after reviewing the positive potential of these subsidiaries in their respective businesses, acquired all three companies. Based upon the negotiated price, which was all stock (See note 17r and 17s), costs in excess of book value have been recorded. These costs will be amortized on a straight line basis over a period of fifteen years.


          NOTE 10.     PATENTS, PATENTS PENDING AND PATENT APPLICATION
                       TECHNOLOGY

               The Company maintains certain patents, which were acquired during prior years, at a cost of $108,956. These patents are being amortized over their respective historical lives and as of June 30, 1995 the Company has recorded accumulated amortization of these patents totaling $79,123.

               During the past two fiscal years, the Company expended the sum of $77,444 on the processing of new patent applications, which as of June 30, 1994 resulted in three new patents. These patents are being amortized over their respective historical lives and as of June 30, 1995 the Company has recorded accumulated amortization of these patents totaling $4,556.

               During the year ended June 30, 1995, the Company expended $18,925 on two new patents.

               The Company believes that the rights to and/or ownership of these patents, patents pending and patent applications are crucial to the Company's future success. All of these patents are associated in the industrial air pollution control industry and management believes that no other system offered in this industry segment has such significant potential operating cost savings.


          NOTE 11.     ASSETS IN THE MINING INDUSTRY

               For eight consecutive years, beginning in 1986, the Company had retained a geological consultant to review the mineral properties and determine their fair market value. Based upon the results of the appraisals received from the independent geologists, management and independent accountants are of the opinion that there would be no significant change in the valuation of the mining properties and mutually agreed to forgo





          an appraisal this year, relying on appraised values at June 30, 1994.

               During the year ended June 30, 1994, the independent geologist appraised the Company's mineral property holdings at $10,455,983. This appraised value exceeds the historical acquisition and development cost. Since the Company's mill and refinery, located near Tombstone, Arizona, had sustained substantial degradation, its value was reduced by $168,211. The Company abandoned and wrote-off one mineral property as of June 30, 1995, with a book value of $598,166 and another as of June 30, 1994 with a book value of $31,570.

               The consulting geologist indicated that certain of the Company's mineral properties lack economic feasibility based upon the exploration and development to date. However, he stated further, in his opinion, there existed considerable evidence as to the potential of these mineral properties and recommended that the Company increase its exploration and development efforts on these properties until an economically feasible ore body is proven or a decision is reached to abandon the property.

               During any continued exploration and development of these mineral properties, additional information will be collected which may lead the Company to believe that the properties lack economical operating values. If any of the information collected in the future leads the Company to believe that a property lacks sufficient mineral values to operate, then the Company may record additional write downs.

               Following the Shareholder's Meeting held on June 18, 1992, the Board of Directors elected a new President and Chief Executive Officer. Based upon his recommendation and that of the independent consultants, management has adopted the following policy with regard to its mineral property holdings and related assets:

                    i) The Company will pursue a single joint venture partner capable of implementing or assisting the Company in implementing a mine plan as developed for the mineral property known as the C.O.D. Mine. With respect to the joint venture partner, part of any agreement would include the necessity for them to acquire the majority of the Company's mineral property holdings.

                   ii) Pursue a sale or partnership arrangement for the mill and refinery located near Tombstone, Arizona.

               During the year ended June 30, 1994, the Company completed the purchase of the COD Mining claims, In prior years the Company was obligated to pay minimum royalty payments of $9,600 through May 31, 1995 when a balloon payment became due. In the fiscal year 1993, the Company acquired full ownership under the option terms of the underlying lease by making payments of $65,000 on





          August 31, 1993, $70,000 on January 31, 1994 and $30,000 on April
          30, 1994. The amounts paid have been added to the cost basis of the property.

               Table 3 sets forth the value of the Company's mineral properties and mining related assets.

                                 MINERAL RELATED ASSETS

                  DESCRIPTION:        JUNE 30, 1995       JUNE 30, 1994

              Mineral Properties        $6,170,676          $6,768,842
              Mill and Refinery            688,696             688,696
              Accumulated                (391,994)           (360,209)
              depreciation
              Mining Equipment             866,614             866,614
              Accumulated                (758,783)           (708,380)
              depreciation
                                        $6,575,209          $7,255,562


                          TABLE 3 - MINERAL RELATED ASSETS

               In recent years, government regulations relating to mining environmental issues have changed mining operations practices by requiring permitting. During the year ended June 30, 1993, the BLM elected to question the right of the Company to continue operations at the Tombstone millsite based upon the current permits in place and a Notice of Trespass was issued with instructions to discontinue ore processing. During the same period, the State of Arizona, Department of Environmental Quality ("ADEQ") questioned the validity of the Company's Notice of Disposal ("NOD"), which granted the right to discharge water utilized in the milling operations. Subsequent to 1993, the NOD was declared void and ADEQ is requiring the Company to apply for an Aquifer Protection Permit, which permit would grant the same rights as the NOD.

               The Company has every intention of complying with all federal and state laws, rules and regulation relating to mining and millsite operations. A consultant specializing in mining and milling operations has been retained by the Company to work with the applicable federal and state agencies in developing a program for compliance or compromise acceptable to all parties.

               At present, the Tombstone millsite remains idle pending resolution of the compliance issues. The Company does not believe that additional write-downs of the facility and associated millsites are required at this time.


          NOTE 12      OTHER ASSETS





               At June 30, 1995, other assets consisted of deposits for rent and utilities in the amount of $22,266, organizational expenses of $2,304, net of accumulated amortization, and $126,775 due from a former officer and director which will be forgiven over the next two years (See Note 4c).

               At June 30, 1994, other assets consisted of deposits for rent and utilities in the amount of $9,458 and $1,825 of interest receivable.


          NOTE 13      LONG-TERM LIABILITIES

               At June 30, 1995, the Company has a 3 year note payable due American National Bank in Nebraska and capitalized equipment leases of $514,080 due Dixie National Life Insurance Company of Mississippi. The debts relate to the acquisition of manufacturing equipment and wholesale food service equipment, respectively. See Table 4 for a schedule of long-term liability maturities:

              Year ending June 30, 1996             $ 93,987
              Year ending June 30, 1997              108,244
              Year ending June 30, 1998              124,651
              Year ending June 30, 1999              129,494
              Year ending June 30, 2000               92,245

              Total                                 $548,621


                     TABLE 4 - SCHEDULE OF LONG-TERM LIABILITIES


          NOTE 14      UNREALIZED INCOME ON INSTALLMENT SALES CONTRACTS

               During the year ended June 30, 1994, the Company completed a sale of 56 mining claims located in the Tombstone Mining District. The terms of the sale provide for payments to be made by the purchaser as set forth in Table 5:

                    July 15, 1995                   $  15,000
                    July 15, 1996                      30,000
                    July 15, 1997                      50,000
                    July 15, 1998                      75,000
                    July 15, 1999                   1,000,000

                    Total                          $1,170,000


                           TABLE 5 - SCHEDULE OF PAYMENTS

               The unrealized income on this installment sale is $899,104 after deducting the cost of mining claims of $270,896. Income and related costs will be reported during the years of the installment contract 1995 through 1999, on a pro-rata basis as





          installment payments are received. All payments due on the sale are current.

               In addition, $70,000 of unrealized income has been recorded by the Company resulting from the sale of a pollution control device. As the pollution control device is being used on a test basis, there is some uncertainty as to when payment will be received. Therefore, income from the sale has been deferred.


          NOTE 15      COMMITMENTS AND CONTINGENCIES

              (a) Terra Oil Corp., a subsidiary of the Company, was named as a defendant in a lawsuit filed in U.S. District Court in California. The plaintiffs in the litigation charged violation of security laws, fraud, negligence and misrepresentation against ten (10) separate defendants. Such actions by the defendants purportedly occurred between 1979 and 1980 which was prior to the acquisition of Terra Oil Corporation by the Company. On January 21, 1988, a joint and several judgment was entered in the United States District Court, Eastern District of California, against seven (7) of the defendants, including Terra Oil Corporation, for a total of $245,515, which includes compensatory damages, pre-judgment interest and punitive damages. Terra Oil Corporation has no substantial remaining assets against which the judgment can be enforced and to what extent the Company can be held liable for all or any portion of this liability is not known.

              (b) The Company, through subsidiaries, has acted as general partner in several limited partnerships. As the Company exerts significant control over operations of these partnerships the investments have been accounted for on the equity method. As general partner, the Company could be subject to unlimited liability for the obligations and actions of the partnerships.

              (c) As part of the negotiated acquisition of 70% of the outstanding stock of PMM (See Note 4d) the Company agreed to indemnify certain unrelated third parties against loss on their continuing guarantees on leased facilities and equipment valued at $1,159,826 and on a note payable to a prior PMM shareholder, which note is due and payable no later than December 31, 1995 in the principal amount of $100,000. As part of the Company's sale of the majority of its interest to Amarante, Amarante indemnified the Company against loss from these commitments and assumed the commitments under the contract sale agreement. There can be no assurance that, should a default occur, the unrelated third party's would not seek all remedies under the law and that, should Amarante be unable to perform, the Company would not be held liable.

              (d)   In April, 1995 the case of Sun Valley Products, Inc.,
          v. Alanco Environmental Services, Inc., et al was filed in the United States District Court, Southeastern Division, District of North Dakota. Sun Valley Products, Inc., produces roasted





          sunflower seeds and purchased a bag filter system from the George
          A. Rolfes Company in 1992. The Rolfes company was from whom the Company purchased Alanco Environmental Services, Inc., in 1994. Installation and service of the bag filter system straddles the time the company purchased the business. The complaint alleges breach of contract, breach of warranties and negligence and seeks in excess of $50,000 in damages though the Plaintiff has not otherwise quantified its damages. The Company believes that the action is subject to the indemnification provisions of its purchase agreement with Rolfes and has entered into a joint defense with the Rolfes Company. The Company further believes that there are valid defenses to the action and would ultimately prevail if the matter proceeds to trial. The Company and the Rolfes Company are pursuing settlement negotiations.

              (e) In 1995, T&H Construction, Inc., filed a lawsuit against the Company in Yavapai County, Arizona Superior court, alleging that the Company owes it approximately $50,000 on an open account for goods and services supplied by the Company in connection with its mining operations. The company has filed an Answer claiming a set-off for equipment given to the Plaintiff and other defenses. While the Company believes that its defenses are meritorious, it also recognizes that trial of the matter may have an unfavorable outcome and so is pursuing settlement negotiations.

              (f) On January 19, 1994, the BLM issued a Trespass Decision pursuant to 43 CFR 2920.1-2 under the authority of the Federal Land Policy Management Act of 1976. The decision was based upon the BLM's assertion that the use for which the company occupied said millsites was an unauthorized use and that unauthorized property, non-milling or refining, was also located there. On February 14, 1994 the Company filed a Notice of Appeal with all appropriate agencies. An order granting the stay of the BLM action as requested by the Company was issued on March 29, 1994. The BLM then filed their answer to the Statement of Reasons filed by the Company. Since this time there has been no action with regard to this case. The outcome of this matter can not be predicted at this time, however, based upon the demands contained in the trespass decision, approximately $30,000, plus administrative costs versus the cash bond of $19,000 placed by the Company with the BLM, and the delay rental fees already paid, management believes that even an unfavorable outcome will have little effect on the financial condition of the Company.

              (g) The Company is also a defendant in a lawsuit filed in the Federal District Court for the District of Nevada by Bernard Lumbert, a resident of Kingman, Arizona. In the opinion of the Company, Mr. Lumbert is a habitual pro se filer of frivolous lawsuits seeking unspecified damages for violations of federal securities laws. Mr. Lumbert has also sent absurd and libelous allegations regarding the company to news media and securities broker-dealers. In the above case, Mr. Lumbert has filed numerous motions which have all been denied by the Court and have





          failed to comply with the rules of civil procedure. The Company is seeking to have the case dismissed and obtain sanctions against Mr. Lumbert. The Company has also filed a civil action in Maricopa County, Arizona against Mr. Lumbert as a result of his allegations for which Mr. Lumbert failed to appear upon the judge's order. A civil contempt warrant for his arrest on this matter is outstanding in Maricopa county, Arizona. The Company does not believe that there is any likelihood of an unfavorable outcome in this matter.


          NOTE 16      REDEEMABLE PREFERRED STOCK

               During the year ended June 30, 1995, the Company issued 26 shares of $20,000 par value Class "A" Voting Preferred Stock to K.D. International, S.A. as part of the acquisition price paid for Unique Systems, Inc., D.B.A. National Affiliated Adjustment Company (NAAC). The certificates are redeemable five years from the date of issuance at the stated par value. Based upon future redemption, the Company has determined the present value of the future payments by imputing a 12% discount factor. The Company will reduce future earnings or, in the case of continuing losses, charge shareholders' equity with the annual imputed interest value through the date of maturity.

               Subsequent to the acquisition of NAAC, Katherine Meyer, Chief Executive Officer of NAAC and the wife of Norman Meyer, the Company's CEO and President acquired these shares in an unrelated transaction.


          NOTE 17      COMMON STOCK TRANSACTIONS

               Management has financed portions of operations, paid off debt and other liabilities and acquired assets in exchange for shares of the Company's common stock over the past several years. Five primary factors were considered by the Board of Directors in making a decision as to the price of shares of common stock to be issued for any purpose. These factors are:

                    i.   Current market price

                   ii.   Current and past operating history

                  iii. Discount factors on the issuance of investment shares which would have to be held until registered or an exemption from registration was applicable and for which a market may not exist in the future

                   iv.   What investors were willing to pay

                    v.   Current book price





               The general rule followed by the Company is to use a per share price equivalent to one-half of the market price depending upon the total number of shares to be issued. If the total number of shares to be issued is considered substantial, an additional discount factor may apply. All prices as quoted herein range from the low bid to high bid per share as listed on the NASDAQ monthly summary.

                    During the year ended June 30, 1993, the Company
               completed the following stock transactions represented by the issuance of previously unissued common shares:

                   (a) Issued 1,015,500 shares in exchange for cash in the amount of $411,375. The transactions involved were authorized by management on two separate occasions during the year ended June 30, 1993 and once during the year ended May 31, 1992.

                   (b) Issued 254,000 shares for services, valued at $95,375. The transactions were recorded at an average value of $0.38 per share. The low bid, at the time that these shares were issued ranged from $0.63 to $0.94 per share.

                   (c) Issued 2,380,000 shares to acquire the minority interest positions held in the mineral properties known as the C.O.D. Mine Group and Mineral Mountain and the interests held in the Tombstone Metallurgical Facility. The shares involved in the transaction were valued at $0.63 per share or $1,487,492. The low bid that month was $0.94 and the high bid was $1.25 per share.

                   (d) Issued 340,000 shares to acquire the Limited Partnership interests held in Asphalt Environmental Services Limited Partnership. Authorized in June 1992, the transaction was valued at $0.63 per share or $212,500. The low bid that month was $0.94 and the high bid was $1.25 per share.

                   (e) Issued 1,200,000 shares to River Capital Corporation to convert its preferred stock position into equity. The transaction occurred in July 1992 and was valued at $750,000, $0.63 per share. The low bid that month was $0.81 and the high bid was $0.97 per share (see Notes 3a and 14).

                   (f)   Issued 2,799,534 shares in exchange for
               satisfaction of debts in the amount of $1,468,702. The transactions occurred on two separate occasions during the year.

                    The first transaction occurred in August 1992. The
               Company issued 1,550,646 shares in exchange for the satisfaction of debt totaling $969,147, or $0.63 per share, and included related parties. The related parties received a





               total of 1,254,522 shares for debt aggregating a total of $784,076. The low bid that month was $0.75 and the high bid was $0.81 per share.

                    The second transaction occurred in March 1993. The
               Company issued 1,248,888 shares in exchange for the satisfaction of debt in the amount of $499,555, or $0.40 per share, and included related parties. The related parties received a total of 1,073,888 shares for debt aggregating a total of $429,555. The low bid that month was $1.00 and the high bid was $1.53 per share.

                   (g) Entered into a subscriptions receivable transaction of $250,864 in exchange for 621,159 shares of common stock. One transaction was for 24,000 shares at a price of $0.50 per share. A second transaction was completed at a negotiated price per share of $0.40. The low bid that month was $1.00 and the high bid was $1.53 per share. At year end June 30, 1993 the Company had received $72,000 of the subscription receivable. Subsequent to year end, the Company has received an additional $165,000 on the subscription receivable.

                   (h) Issued 5,000 shares to an unrelated third party as a 30 day option fee to review the acquisition of an insurance company. Management decided, after evaluating the assets of the insurance company, not to pursue its acquisition and the value placed upon the shares was 50% of the then current market price for the Company's common stock.

                   (i) Issued 235,000 shares to acquire the Limited Partnership interests held in West Tombstone Development Limited Partnership. Authorized in August 1993, the transaction was valued at $558,125, or $2.38 per share. The value placed upon the transaction was 50% of the current market price for the Company's common stock at the date of the transaction.

                    During the year ended June 30, 1994, the Company
               completed the following stock transactions represented by the issuance of previously unissued common shares:

                   (j) Issued 2,000,000 shares to unrelated third parties in Europe under Regulation "S" at a price of $2.00 per share for a total of $4,000,000. At the time this transaction was approved by the Board of Directors, the trading price of the Company's Common Stock ranged from a low of 3.63 to a high of 4.50.

                    Issued 2,188,189 shares to unrelated third parties in
               Europe under Regulation "S" in exchange for $3,259,531. The shares issued hereunder were issued at a time when the





               Company's Common Stock ranged from a low of 1.75 to a high of 4.00.

                    Issued 52,350 shares to unrelated third parties in
               exchange for cash of $98,531. The transaction was approved by the Board of Directors in March 1994 at a price equivalent to 50% of the market price for the Company's Common Stock. At the time this transaction occurred the common stock ranged from a low 3.50 to a high of 4.00.

                   (k) Issued 165,000 shares to a related party, River Capital Corporation in exchange for the satisfaction of debt totaling $257,813. During the fiscal year 1994, River Capital Corporation loaned the Company $210,000 which the Company acknowledged by executing a promissory note in River's favor. Later in the year, River elected to exchange this note, plus interest and other obligations due River from the Company into equity. At the time this transaction occurred the common stock ranged from a low 2.63 to a high of 3.50.

                   (l) Issued 1,200,000 shares, to an unrelated third party in exchange for assets in the manufacturing industry (See Note 7b). The shares issued hereunder represented approximately 75% of the acquisition price paid. At the time this transaction occurred the common stock ranged from a low
               4.63 to a high of 5.63. The price paid under this transaction was by mutual agreement of the parties involved.

                   (m) Issued 650,000 shares, to an unrelated third party as partial payment for the acquisition of the building then utilized by the Company as its Corporate Office. The shares issued hereunder represented approximately 50% of the acquisition price paid. At the time this transaction occurred the common stock ranged from a low 1.75 to a high of 2.38. The price paid under this transaction was by mutual agreement of the parties involved.

                   (n) Issued 200,000 shares to an unrelated third party as payment for services rendered in marketing the Company's technology in Europe and for establishing, staffing and maintaining an office for the Company. At the time this transaction occurred, the common stock ranged from a low
               1.75 to a high of 2.38. The price paid under this transaction was by mutual agreement of the parties involved.

                    During the year ended June 30, 1995, the Company
               completed the following stock transactions represented by the issuance of previously unissued common shares:

                   (o) Issued 50,200 shares to unrelated third parties for cash totaling $35,938. At the time this transaction occurred the common stock ranged from a low 1.06 to a high





               of 2.53. The price paid under this transaction was by mutual agreement of the parties involved.

                    Issued 390,400 shares to River Capital Corporation, a
               related party, in exchange for $244,000 in cash. This transaction was an exercise of an warrant granted to River in 1990. Subsequent to its issuance, the strike price of the warrants exercise was amended to $0.625 per share taking into account the 5 for 1 reverse split which occurred in 1992.

                   (p) Issued 79,100 shares for services provided by unrelated third parties. These services were valued, by mutual agreement, in the amount of $85,341 and, shares were issued at no less than 50% of the current market price of the shares on the date of the agreement.

                    Issued 316,500 shares to several individuals and
               companies, all of whom are related parties, for services. These services were valued at $273,250 and shares were issued at no less than 50% of the current market price of the shares on the date of the agreement.

                   (q) Issued 50,000 shares to an unrelated party to obtain a judgment against a third party defendant who had refused to return a certificate placed in escrow. The Company valued the shares issued at a cost of $37,500. The transaction under which the certificate had been placed in escrow, for the benefit of the third party defendant, had been canceled pursuant to mutually agreed upon terms and the third party defendant failed to return the certificate in a timely manner. The Company began legal proceedings against the party and based upon multiple jurisdictional issues, management believed the issuance of the shares under this transaction would result in more expedient results. The certificate which was placed in escrow has been returned as a result of this transaction.

                   (r) Issued 1,750,370 shares, to an unrelated third party in exchange for assets and a business opportunity in the insurance adjusting industry. At the time this transaction occurred the share bid price was $2.00 per share. That portion of the purchase price paid was valued at 50% of the current market or $1,750,370. The majority of the purchase price is recorded on the books of the Company as Costs in Excess of Equity on Acquisition of a wholly-owned Subsidiary (See Note 9). The price paid under this transaction was by mutual agreement of the parties involved.

                   (s) Issued 4,600,000 shares, to an unrelated third party in exchange for assets and a business opportunity in the wholesale food equipment supply industry. At the time this transaction occurred, the share bid price was $2.00 per share. The purchase price paid was valued at 50% of the





               current market or $4,600,000. The majority of the purchase price is recorded on the books of the Company as Costs in Excess of Equity on Acquisition of wholly-owned Subsidiary (See Note 9). The price paid under this transaction was by mutual agreement of the parties involved.


          NOTE 18      INCOME TAXES

               As of June 30, 1995 and 1994, no income taxes payable have been recorded because of prior net operating loss carryforwards in the amount of $12,855,319. Consolidated Federal and State corporate income tax returns have been filed through May 31, 1994.


          NOTE 19      SALES TO MAJOR CUSTOMERS AND MAJOR COMPONENTS OF
                       REVENUES

               During the year ended June 30, 1995, manufacturing revenues were $3,069,773. Sales in excess of 10% of gross revenue were made to two companies. Boone Aeration and Environmental
          Corporation accounted for $1,501,917 (49.4%) and Tarmac equipment accounted for $355,498 (11.7%).

               Consolidated revenues include $180,178 in insurance adjusting revenue from May 1, 1995, the date of acquisition. If this segment had been included for a 12 month period, the Company would have received revenue in excess of 10% from two companies.

               During the year ended June 30, 1994, the major portion of revenue was received from the following sources:

                    $1,374,632 from manufacturing revenue.  Two entities
               accounted for an excess of 10% of the total revenue. Boone Aeration and Environmental accounted for $228,719 (16.63%) and Todd & Sargent accounted for $219,138 (15.94%).

                    $105,000 from Asphalt Paving & Supply Company, Inc. for
               the purchase of an EDSS unit.

                    $1,000 from an unrelated third party for services
               performed in the mining segment of business.

                    $33,270 in sub-lease income for office space.

                    $67,613 in miscellaneous corporate income.

               During the year ended June 30, 1993, the major portion of revenue was received from the following sources:

                    $3,000 on the lease of the Tombstone Mill and Refinery.

                    $5,411 on two separate sub-leases of office space.





          NOTE 20      LEASES

               The company relocated its corporate office to Scottsdale, Arizona in April 1995 and currently leases 7,280 square feet of office space. Additional office and warehouse space of 9,985 square feet is leased by subsidiaries in Scottsdale, Arizona and Las Vegas, Nevada. The company is obligated under various office equipment and furniture leases. All leases in this note are considered operating leases.

               Rental expense for the periods presented can be found in Table 6 and sub-lease rentals received are set forth in Table 7:

                   Year ended June 30, 1995             $100,572
                   Year ended June 30, 1994              105,780
                   Year ended June 30, 1993               82,892


                              TABLE 6 - RENTAL EXPENSE

                   Year ended June 30, 1995              $29,695
                   Year ended June 30, 1994               33,270
                   Year ended June 30, 1993                7,987


                          TABLE 7 - SUBLEASE RENTS RECEIVED

               Rental expense for 1995 decreased slightly due to relocating corporate offices and the addition of new business segments in Arizona and Nevada. Rents attributable to new operations were consolidated from May 1, 1995, the date of acquisition.

               The increase in rental expense for the year ended June 30, 1994 and 1993 was attributed to increased operating expenses of the corporate offices.

               During 1995, the company capitalized leases for the acquisition of $540,000 of wholesale food equipment (See Note
          7c).

               Future minimum commitments under leasing arrangements are set forth in Table 8:

                                       CAPITAL LEASES    OPERATING LEASES
                 Year ending June 30:
                         1996           $ 86,131             $353,599
                         1997             96,761              352,130
                         1998             11,938              200,832
                         1999            129,494                    -
                         2000             92,245                    -


                        TABLE 8 - FUTURE MINIMUM COMMITMENTS





          NOTE 21      DESCRIPTION OF RECENTLY ACQUIRED SUBSIDIARIES

               During the past fiscal year, the Company acquired three new subsidiaries which represent two new market segments for the Company (See notes 17(r) and 17(s)).

               The first new segment is the marketing of restaurant equipment, specifically the Perfect Fryer 686, a light weight, easy to install and operate food deep frying machine.

               The Company's analysis of the feasibility and potential profitability to be generated by distributing the Perfect Fry 686 machine was enhanced by the unique features of the unit. This counter top unit is totally portable, UL approved, operates on 110 volt power and requires no additional venting. In addition, the cost of the closest competitive machine is significantly higher. The Company expects to derive profits from the sale and rental of machines and food commissions. See Note 25 - Forecasted financial information.

               The second segment acquired was in the insurance adjusting industry and is doing business as National Affiliated Adjustment
          Company (NAAC).   The operational management of NAAC have been
          engaged in the business of insurance claims adjusting for over ten years and as a result, NAAC is one of the largest independent claims adjustment firms in Arizona. NAAC operates as an independent claims loss adjustment company which processes property, casualty, health insurance and workmen's compensation claims and automobile appraisal for various insurance companies.

               Depending on the type of claim, processing of claims generally involves verifying the loss and the existence of coverage for the loss and then assessing the extent of the loss and negotiating a settlement as appropriate.

               NAAC presently operated from a corporate office located in Scottsdale, Arizona, though the Company intends to open new offices in key locations during the coming fiscal year. Through the utilization of headquarters staff, significant savings in the new locations can be achieved and the quality of work maintained at a high level. The company has currently reported operating losses, however cash flow is positive and will be used to finance the planned expansion (See note 25).


          NOTE 22      MANAGEMENT'S PLANS FOR FUTURE OPERATIONS

               As shown in the accompanying financial statements, current assets exceed current liabilities by $2,451,523 as compared to last year's $3,431,124, a decrease of $979,601 (28.5%). This decrease is attributed to cash utilized in operations. Even though the current assets decreased, this is the second consecutive year that current assets exceeded current liabilities which indicates the Company has made significant progress in





          strengthening its working capital position. However, the Company has incurred significant losses from operations in the past three periods reported of $4,753,379, $3,839,964, and $4,102,173. The
          Company's future operations are dependent upon management's' ability to increase revenues in its manufacturing and environmental business segments, its ability to realize the potential revenue streams anticipated from the two newly acquired business segments, or its ability to realize the value of its investment in its mineral properties. Since the Company's current working capital condition has improved and there is considerable interest by investors in the two newly acquired business segments, as well as the pollution control technology, management believes that it has adequate capital or the ability to acquire adequate capital to sustain its current operations.

               Recent tests were conducted on a hot-mix asphalt plant, located at Prescott Valley, Arizona, utilizing the Company's patented CDSI technology in conjunction with the Company's patented Moving Media Bed Filtration System (MMBF). The system failed to meet federal requirements for particulate removal, but exceeded state requirements. The independent lab, utilized for sampling and monitoring the testing on the CDSI technology, indicated SO2 removal efficiencies exceeded regulatory requirements. Testing is ongoing to prove the CDSI as a retro-fit device to work in conjunction with other particle capture technologies. Because of the information gained this year, management is confident that before the end of the coming fiscal year sales of the CDSI technology will occur and both revenue and profits will be generated in this business segment.

               Management has also made significant improvements in its manufacturing subsidiary. During the year ended June 30, 1995, operational costs have been reduced and management has implemented a uniform pricing policy, a practice not previously used. As a result of these efforts management anticipates that this business will be profitable in the coming fiscal year. This assumption is supported by unaudited results from the first two months of operations in the fiscal year 1996 wherein net income was $214,900 on $806,500 in total revenues.

               In the recently acquired insurance adjusting segment, management is moving forward on opening satellite offices. Prior to acquisition of this business opportunity, management reviewed the plans for expansion of the previous owner which included, among other things, the establishment of a central processing office at its corporate office in Scottsdale, Arizona. Since this was already accomplished, management of the Company felt that the opening of satellite offices would increase revenues substantially without a commensurate rise in operating costs, thus bringing a quicker return on the investment. In accordance with this philosophy, the Company has established a satellite office in Las Vegas, Nevada and is looking to opening two more offices this year. With the opening of the Nevada office,





          management believes overall operations will show a net profit by the end of the second quarter of the fiscal year 1996.

               In the recently acquired restaurant equipment and food supply industry segment (See Notes 21 and 25), management has been moving forward with the establishment of an Area Distribution Center Program (ADC). The ADC program calls for the sale of up to 221 geographical distribution centers, based upon population. Each ADC is required to purchase inventory at wholesale prices and utilize the inventory for fulfillment of orders in their geographic boundary. This change, along with the established relationship with Wal-Mart and Ore-Ida, leads management to believe that net income will be realized this coming fiscal year. Subsequent to year end, the Company has contracted with one ADC prior to the ADC program being ready for sale.

               Management believes that, based upon the progress made in the respective industry segments described herein, future operations will soon be profitable and that sufficient working capital will be available to the Company.


          NOTE 23      SUBSEQUENT EVENTS

               Subsequent to June 30, 1995, the Company sold 522,222 shares of it's common stock to unrelated individuals for $705,000 cash. The negotiated placement price was $1.35 per share. The average low bid price for the quarter ended June 30, 1995, was $1.50.

               In August 1995, the Company entered into a relationship with Tyson Food Service, which added twelve different food items for use in the Perfect Fryer 686 machine. A surcharge will be paid to Fry Guy Inc. based upon the usage of these products. The Company believes that these products will enhance the value of the machines placed in the Wal-Mart snack bars.

               Subsequent to June 30, 1995, the Company successfully tested it's Charged Dry Sorbent Injection Systems (CDSI) for SO2 removal. The test was conducted in Prescott, Arizona and has achieved the desired results of consistently removing 99.9% of this sulphur-dioxide from the polluted gas stream. The Company is also expecting favorable results from a similar test in China.


          NOTE 24      SEGMENT INFORMATION

               Corporate and other income or (loss) includes interest income, interest expense, equity in loss of unconsolidated subsidiary and partnerships, gain on exchange of stock, recovery of bad debts and extraordinary items. Segment information for revenue; income (loss) from operations; identifiable assets; depreciation/amortization and valuation adjustments; and





          property, plant and equipment additions can be found in Tables 9 through 13 respectively:

                                                 FOR THE PERIOD ENDED
                               JUNE 30, 1995     JUNE 30, 1994     JUNE 30, 1993

         Corporate and other    $   45,195        $  100,883           $ 7,987
         Environmental             107,000           105,000                 -
         Control
         Insurance                 180,178                 -                 -
         Manufacturing           3,069,773         1,374,632                 -
         Mining and Mining
         Services                   10,000             1,000             3,000
         Restaurant                 26,037                 -                 -
           Total                $3,438,183        $1,581,515           $10,987


                                  TABLE 9 - REVENUE


                                                  FOR THE PERIOD ENDED
                                JUNE 30, 1995    JUNE 30, 1994     JUNE 30, 1993

          Corporate and          $(2,267,426)     $(1,473,739)      $(1,305,394)
          other
          Environmental             (261,316)      (1,542,165)         (237,778)
          Control
          Insurance                  (24,697)                -                 -
           Manufacturing          (1,051,222)        (344,414)                 -
           Mining and Mining
          Service                   (802,669)        (479,646)       (2,829,001)
          Restaurant                (141,546)                -                 -
            Total                $(4,753,379)     $(3,839,964)      $(4,102,173)


                      TABLE 10 - INCOME(LOSS) FROM OPERATIONS

          Corporate and           $ 6,307,212       $ 4,817,509       $  735,958
          other
          Environmental               216,677           122,875           74,653
          Control
          Insurance                 1,959,616                 -                -
          Manufacturing             4,072,456         4,905,816                -
          Mining and Mining
          Service                   7,745,908         8,435,562        7,621,651
          Restaurant                  913,983                 -                -
            Total                 $21,215,852       $18,281,763       $8,432,262


                           TABLE 11 - IDENTIFIABLE ASSETS

          Corporate and            $  516,534          $ 44,511         $ 11,347
          other
          Environmental                23,404                 -                -

          Control
          Insurance                    22,337                 -                -
          Manufacturing               938,121           114,447                -
          Mining and Mining
          Services                    680,354           257,870           89,659
          Restaurant                   18,084                 -                -
            Total                  $2,198,834          $416,828         $101,006


          TABLE 12 - DEPRECIATION, AMORTIZATION, AND VALUATION ADJUSTMENTS

          Corporate and              $ 43,920       $1,366,251            $3,572
          other
          Environmental                19,224                -                 -
          Control
          Insurance                     1,489                -                 -
          Manufacturing               142,522        3,389,380                 -
          Mining and Mining
          Services                          -                -                 -
          Restaurant                  184,470                -                 -
            Total                    $391,625       $4,755,631            $3,572


                 TABLE 13 - PROPERTY, PLANT AND EQUIPMENT ADDITIONS


                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, County of Maricopa, Arizona, on June 27, 1996, 1996.

                                    ALANCO ENVIRONMENTAL RESOURCES CORPORATION

                                    By /s/Norman E. Meyer
                                       ------------------------------

                                      Chairman of the Board and Chief Executive
                                       Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURES                     TITLE            DATE

/s/Norman E. Meyer
- ---------------------------------   Chairman of the Board  6/27/96
         Norman E. Meyer            and Director, Chief
                                    Executive Officer and
                                    President

/s/Dennis Schlegel
- ---------------------------------   Director               6/27/96
         Dennis Schlegel

/s/Harold S. Carpenter
- ---------------------------------   Director               6/27/96
       Harold S. Carpenter

/s/John E. Haggar
- ---------------------------------   Chief Financial        6/27/96
          John E. Haggar            Officer and Treasurer